Exhibit 99.2

2021

FIRST QUARTER REPORT

WHEATON
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2021

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2020 audited consolidated financial statements, the related MD&A and the 2020 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 37 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 6, 2021.

Table of Contents

Overview	3

Operational Overview	4

Highlights	5

Outlook	6

Mineral Stream Interests	7

Mineral Royalty Interest	9

Long-Term Equity Investments	9

Convertible Notes Receivable	11

Summary of Units Produced	13

Summary of Units Sold	14

Quarterly Financial Review [1]	15

Results of Operations and Operational Review	16

Liquidity and Capital Resources	21

Share Capital	26

Financial Instruments	26

Future Changes to Accounting Policies	26

Non-IFRS Measures	27

Subsequent Events	30

Controls and Procedures	30

Attributable Reserves and Resources	31

Cautionary Note Regarding Forward-Looking Statements	37

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE) and trades under the symbol WPM.

As of March 31, 2021, the Company has entered into 26 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 24 mining assets which are currently operating, 8 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A and financial statements is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2021, the per ounce price paid by the Company for the metals acquired under the agreements averaged $6.33 for silver, $450 for gold, $427 for palladium and $4.98 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

COVID-19 Update

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis. As Wheaton has always maintained detailed business continuity plans, the transition to working remotely was seamless with an uninterrupted flow of business.

Partner Operations

Wheaton has completed a thorough review of operations with our counterparties to better understand their policies and procedures around COVID-19. We have been advised that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the COVID-19 virus pandemic.

Community Support and Response Fund relative to the COVID-19 pandemic

During the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

To March 31, 2021, the Company has made donations totalling $3 million under this program.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [3]

Operational Overview

	Q1 2021	Q1 2020		Change
Units produced
Gold ounces	77,733		94,999	(18.2)%
Silver ounces	6,754		6,704	0.7%
Palladium ounces	5,769		5,312	8.6%
Cobalt pounds	1,160,921		-	n.a.
Gold equivalent ounces [2]	190,359		194,901	(2.3)%
Silver equivalent ounces [2]	13,706		14,033	(2.3)%
Units sold
Gold ounces	75,104		100,405	(25.2)%
Silver ounces	6,657		4,928	35.1%
Palladium ounces	5,131		4,938	3.9%
Cobalt pounds	132,277		-	n.a.
Gold equivalent [2]	175,419		175,154	0.2%
Silver equivalent [2]	12,630		12,611	0.2%
Change in PBND and Inventory [3]
Gold ounces	(1,293)		(10,093)	(8,800)
Silver ounces	(769)		820	1,589
Palladium ounces	(224)		3	227
Cobalt pounds	950,861		-	(950,861)
Gold equivalent ounces [2]	(4,180)		1,296	5,476
Silver equivalent ounces [2]	(301)		93	394
Per unit metrics
Sales price
Gold per ounce	$1,798		$1,589	13.2%
Silver per ounce	$26.12		$17.03	53.4%
Palladium per ounce	$2,392		$2,298	4.1%
Cobalt per pound	$22.19	$	n.a.	n.a.
Gold equivalent [2]	$1,848		$1,455	27.0%
Silver equivalent [2]	$25.66		$20.20	27.0%
Cash costs [4]
Gold per ounce [4]	$450		$426	(5.6)%
Silver per ounce [4]	$6.33		$4.50	(40.7)%
Palladium per ounce [4]	$427		$402	(6.2)%
Cobalt per pound [4]	$4.98	$	n.a.	n.a.
Gold equivalent [2]	$449		$382	(17.5)%
Silver equivalent [2]	$6.24		$5.31	(17.5)%
Cash operating margin [4]
Gold per ounce [4]	$1,348		$1,163	15.9%
Silver per ounce [4]	$19.79		$12.53	57.9%
Palladium per ounce [4]	$1,965		$1,896	3.7%
Cobalt per pound [4]	$17.21	$	n.a.	n.a.
Gold equivalent [2]	$1,399		$1,073	30.4%
Silver equivalent [2]	$19.42		$14.89	30.4%
Total revenue	$324,119		$254,789	27.2%
Gold revenue	$135,025		$159,522	(15.4)%
Silver revenue	$173,883		$83,917	107.2%
Palladium revenue	$12,275		$11,350	8.1%
Cobalt revenue	$2,936		$-	n.a.
Net earnings	$162,002		$94,896	71%
Per share	$0.360		$0.212	69.8%
Adjusted net earnings [4]	$161,132		$104,533	54.1%
Per share [4]	$0.358		$0.233	53.6%
Operating cash flows	$232,154		$177,588	30.7%
Per share [4]	$0.516		$0.397	30.0%
Dividends declared [5]	$58,478		$44,815	30.5%
Per share	$0.13		$0.10	30.0%

1)	All amounts in thousands except cobalt pounds, gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Please refer to the tables on the bottom of pages 16 and 17 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces (“GEOs”) and silver-equivalent ounces (“SEOs”).

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of inventory on hand. Payable ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 27 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]

Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [4]

Highlights

Operations
•

During the three months ended March 31, 2021, Wheaton generated revenue of $324 million, representing a record for the Company, comprised of $135 million in gold sales, $174 million in silver sales, $12 million in palladium sales and $3 million in cobalt sales.

•

During the three months ended March 31, 2021, gold equivalent payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from decreased by 4,200 ounces.

•

During the three months ended March 31, 2021, Wheaton generated operating cash flow of $232 million. This represented a 31% increase relative to the comparable period of the prior year and resulted in the repayment of the Company’s revolving credit facility.

•	During the three months ended March 31, 2021, Wheaton received its first deliveries of Cobalt under the Voisey’s Bay precious metal purchase agreement.

•	Relative to the comparable three-month period of the prior year:

o	The decrease in attributable gold production was primarily due to lower throughput at Salobo.

o	The increase in attributable silver production was primarily due to the increase in the Other mines from the recently acquired Cozamin precious metal purchase agreement.

o	The increase in adjusted net earnings was primarily due to higher margins resulting from a 27% increase in the realized gold equivalent price.

•	On May 6, 2021, the Board of Directors declared a dividend in the amount of $0.14 per common share representing an increase of 40% relative to the comparable period in 2020.

Corporate Development

•	On January 5, 2021, the Company acquired a 2.0% net smelter return royalty interest relative to the Brewery Creek mine located in the Yukon Territories, Canada.

•

On February 19, 2021, the previously announced precious metal purchase agreement relative to the Cozamin mine was closed, with the upfront cash consideration of $150 million being paid to an affiliate of Capstone Mining Corp. (“Capstone”) on that date.

•

On March 25, 2021, the Company announced that it had entered into a precious metal purchase agreement with Capstone in respect of the Santo Domingo project located in the Atacama region of Chile, with the initial early deposit of $30 million being paid to an affiliate of Capstone on April 21, 2021.

•

On April 15, 2021, the previously announced precious metal purchase agreement relative to the Marmato mine was closed, with the initial upfront cash consideration of $34 million being paid to an affiliate of Aris Gold Corporation (“Aris”) on that date.

Other
•	During the three months ended March 31, 2021, the company received $112 million in proceeds from the sale of its remaining equity investment in First Majestic Silver Corp. (“First Majestic”).

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [5]

Outlook1

Wheaton’s estimated attributable production in 2021 is forecast to be 370,000 to 400,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 40,000 to 45,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 720,000 to 780,000 GEOs2, unchanged from previous guidance. For the five-year period ending in 2025, the Company estimates that average production will amount to 810,000 GEOs2, while for the ten-year period ending in 2030, the Company estimates that average annual production will amount to 830,000 GEOs2.

From a liquidity perspective, the $191 million of cash and cash equivalents as at March 31, 2021 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Gold equivalent forecast production for 2021 and the longer term outlook are based on the following commodity price assumptions: $1,800 / ounce gold, $25 / ounce silver, $2,300 / ounce palladium, and $17.75 / pound of cobalt. Other metal includes palladium and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received to Date ³	Q1-2021 Inventory & PBND 3, [4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$412	$3,059,360	$1,428,389	1,462,652	37,570	LOM	28-Feb-13
Sudbury [5]	Vale	CAN	70%	$400	623,572	214,907	227,892	15,691	20 years	28-Feb-13
Constancia	Hudbay	PER	50% [6]	$408	135,000	80,147	82,330	794	LOM	8-Aug-12
San Dimas	FM	MEX	variable [7]	$616	220,000	106,440	115,506	3,191	LOM	10-May-18
Stillwater [8]	Sibanye	USA	100%	18% of spot	237,880	42,631	33,678	4,637	LOM	16-Jul-18
Other					454,342	486,945	494,615	7,379
Minto	PERE	CAN	100% [9]	65%² of spot					LOM	20-Nov-08
Rosemont	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 [10]	Hudbay	CAN	50%	$425					LOM	8-Aug-12
Marmato [11]	Aris	CO	6.5% [11]	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100% [12]	18% of spot					LOM	24-Mar-21
					$4,730,154	$2,359,459	2,416,673	69,262
Silver
Peñasquito	Newmont	MEX	25%	$4.29	$485,000	$1,046,948	61,975	1,026	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% [13]	20% of spot	900,000	445,210	31,352	1,420	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.02	294,900	134,989	11,900	53	LOM	8-Aug-12
Other					1,036,408	1,329,628	93,716	1,218
Los Filos	Equinox	MEX	100%	$4.46					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.46					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% [14]	$8.94					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$11.43					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.34					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% [15]	50% of spot					50 years	5-Jun-07
Keno Hill	Alexco	CAN	25%	variable [2]					LOM	2-Oct-08
Minto	PERE	CAN	100%	$4.31					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Rosemont	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 [10]	Hudbay	CAN	100%	$6.26					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a [1][6]
Marmato [11]	Aris	CO	100% [11]	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% [17]	10% of spot					LOM	10-Dec-20
					$2,716,308	$2,956,775	198,943	3,717
Palladium
Stillwater [8]	Sibanye	USA	4.5% [18]	18% of spot	$262,120	$79,865	54,580	5,373	LOM	16-Jul-18
Cobalt
Voisey’s Bay	Vale	CAN	42.4% [19]	18% of spot	$390,000	$(966)	132,277	950,861	LOM	11-Jun-18
Total					$8,098,582	$5,395,133

1)

Abbreviations as follows: FM = First Majestic Silver Corp; PERE = Pembridge Resources plc; PAAS = Pan American Silver Corp; BRA = Brazil; CAN = Canada; CHL = Chile, PER = Peru; MEX = Mexico; USA = United States; SWE = Sweden; GRC = Greece; PRT = Portugal; ARG = Argentina; CO = Colombia; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 22 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces as well as cobalt pounds and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 23 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of March 31, 2021, the Company has received approximately $215 million of operating cash flows relative to the Sudbury PMPA. Should the market value of gold delivered to Wheaton through the 20 year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term.

6)

Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during the 18 months ended June 30, 2021, Wheaton will be entitled to an additional 8,020 ounces of gold to be delivered in 4 quarterly installments beginning in the third quarter of 2021. Hudbay and the Company are currently in discussions about, among other things, alternatives to defer the additional gold deliveries over the Pampacancha mine life.

7)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)

As of March 31, 2021, the Company has received approximately $327 million of operating cash flows relative to the 777 PMPA. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term.

11)	Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.
12)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.
13)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
14)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
15)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
16)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
17)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
18)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

19)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

[1]

Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [7]

Updates Relative to the Mineral Stream Interests

Acquisition of Santo Domingo Precious Metals Purchase Agreement

On March 25, 2021, the Company announced that it had entered into a PMPA with Capstone in respect to the Santo Domingo project located in the Atacama Region of Chile. Upon closing, the Company will purchase 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. The Company will pay Capstone total upfront cash consideration of $290 million, $30 million of which was payable upon closing, which occurred on April 21, 2021 and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.

Salobo – Mill Throughput Expansion

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). As per Vale S.A.’s (“Vale”) third quarter 2018 report, in October 2018 Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. As per Vale’s First Quarter 2021 Performance Report, physical completion of the Salobo III mine expansion was 73% at the end of the first quarter and is on track for start-up in the first half of 2022.

Constancia – Pampacancha Delay

Hudbay announced on April 7, 2021, that the final land user agreement for Pampacancha has been completed and Hudbay now has full access to the site to begin pit development activities.

As per Hudbay’s MD&A for the year ended December 31, 2020, Hudbay no longer expects to mine four million tonnes of ore from the Pampacancha deposit by June 30, 2021, and should they fail to meet this milestone, they will be required to deliver an additional 8,020 ounces of gold to the Company in equal quarterly installments, commencing September 30, 2021 in accordance with the Constancia PMPA. Hudbay and the Company are currently in discussions about, among other things, alternatives to defer the additional gold deliveries over the Pampacancha mine life.

Rosemont – Water Permit

On March 29, 2021, Hudbay reported that on March 24, 2021, the U.S. Army Corps of Engineers (the “Corps”) issued an approved jurisdictional determination whereby the Corps determined that waters of the United States do not occur on the Rosemont property. As a result, Rosemont is no longer subject to the Clean Water Act and does not require a Section 404 Water Permit.

777 – End of Mine Life

On March 29, 2021, Hudbay reported that based on the most recent estimate of mineral reserves, there has been no change to the expected mine life for 777, which is expected to be depleted by the end of the second quarter of 2022.

Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [8]

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	10,750	129,250	140,000	25%	[3]	100%	[3]	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine	14-Dec-17

			$33,250	$325,250	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 23 of this MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

Toroparu – Gold X Acquisition by Gran Colombia Gold Corp. (“Gran Colombia”)

On March 15, 2021, Gold X Mining Corp. (“Gold X”), the owner of the Toroparu Gold Project in Guyana, announced the execution of an arrangement agreement under which Gran Colombia will acquire all of the issued and outstanding common shares of Gold X by exchanging 0.6948 shares of a Gran Colombia Share for each share of Gold X outstanding, for an implied price of Cdn$4.10 per Gold X common share. In addition to the Toroparu early deposit mineral stream interest, the Company owns 4.5 million shares of Gold X. The acquisition remains subject to shareholder, court and stock exchange approvals.

Mineral Royalty Interest

On January 5, 2021, the Company purchased from Alexco, for $3 million (Cdn$4 million), a 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Golden Predator Exploration Ltd. (“Golden Predator”) owned Brewery Creek quartz mineral claims (the “Brewery Creek Mineral Claims”) located in the Yukon Territories, Canada and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2021 and December 31, 2020:

	March 31	December 31
(in thousands)	2021	2020

Common shares held	$83,836	$196,241

Warrants held	2,686	3,637

Total long-term equity investments	$86,522	$199,878

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [9]

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three months ended March 31, 2021 and 2020 is presented below:

Common Shares Held

	Three Months Ended March 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$32,609	$-	$-	$(9,720)	$22,889	$-

Sabina	11,700	3.36%	30,233	-	-	(13,392)	16,841	-

First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530

Other			37,415	-	-	6,691	44,106	-

Total			$196,241	$-	$(112,188)	$(217)	$83,836	$60,530

1)   Disposals during 2021 were made in order to capitalize on the share appreciation related to the strong commodity price environment.

2)   Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended March 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2020	Realized Loss on Disposal

Bear Creek	13,264	11.92%	$27,983	$-	$-	$(16,950)	$11,033	$-

Sabina	11,700	3.95%	17,296	-	-	(7,647)	9,649	-

First Majestic	20,240	9.65%	248,137	-	-	(122,854)	125,283	-

Other			16,341	1,359	-	(6,692)	11,008	-

Total			$309,757	$1,359	$-	$(154,143)	$156,973	$-

1)	Additions relate to the subscription rights of Aris Gold Corporation, (“Aris Gold”, formerly Caldas Gold Corp.) being automatically converted into common shares of Aris Gold on February 28, 2020.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [10]

A summary of the fair value of the long-term investments in warrants and the fair value changes recognized as a component of net earnings during the three months ended March 31, 2021 and 2020 is presented below:

Warrants Held

	Three Months Ended March 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2021

Other	$3,637	$-	$-	$(951)	$2,686

	Three Months Ended March 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2020

Other	$-	$165	$-	$(71)	$94

Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first six interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement, the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result, on July 14, 2020, the Company received 4,467,317 common shares of Gold X and the Gold X Convertible Note was retired.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [11]

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments and the fair value changes recognized as a component of the Company’s net earnings during the three months ended March 31, 2021 and 2020 is presented below:

	Three Months Ended March 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2021

Kutcho	$11,353	$-	$-	$1,238	$12,591

	Three Months Ended March 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2020

Kutcho	$11,837	$-	$-	$(1,000)	$10,837

Gold X	10,019	-	-	210	10,229

Total	$21,856	$-	$-	$(790)	$21,066

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [12]

Summary of Units Produced

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Gold ounces produced ²
Salobo	46,622	62,854	63,408	59,104	62,575	74,716	73,615	67,056

Sudbury [3]	6,208	6,659	3,798	9,257	7,795	6,468	6,082	9,360

Constancia [8]	2,453	3,929	3,780	3,470	3,681	4,757	5,172	4,533

San Dimas [4,8]	10,491	11,652	9,228	6,074	11,318	11,352	11,239	11,496

Stillwater [5]	3,041	3,290	3,176	3,222	2,955	3,585	3,238	3,675

Other
Minto [6]	2,638	789	1,832	2,928	2,124	2,189	-	-

777 [9]	6,280	2,866	5,278	4,728	4,551	3,987	4,278	4,788

Total Other	8,918	3,655	7,110	7,656	6,675	6,176	4,278	4,788

Total gold ounces produced	77,733	92,039	90,500	88,783	94,999	107,054	103,624	100,908

Silver ounces produced [2]
Peñasquito [8]	2,202	2,014	1,992	967	2,658	1,895	2,026	702

Antamina [8]	1,577	1,930	1,516	612	1,311	1,342	1,223	1,334

Constancia [8]	406	478	430	254	461	632	686	552

Other
Los Filos [8]	23	6	17	14	29	55	33	37

Zinkgruvan	420	515	498	389	662	670	587	590

Yauliyacu [8]	737	454	679	273	557	358	620	627

Stratoni	165	185	156	148	183	147	131	172

Minto [6]	21	16	15	19	18	18	-	-

Neves-Corvo	345	420	281	479	377	385	431	392

Aljustrel	474	440	348	388	352	325	240	322

Cozamin	230	-	-	-	-	-	-	-

Keno Hill	24	-	-	-	-	-	-	-

777 [9]	130	51	96	108	96	81	62	93

Total Other	2,569	2,087	2,090	1,818	2,274	2,039	2,104	2,233

Total silver ounces produced	6,754	6,509	6,028	3,651	6,704	5,908	6,039	4,821

Palladium ounces produced ²
Stillwater [5]	5,769	5,672	5,444	5,759	5,312	6,057	5,471	5,736

Cobalt pounds produced ²
Voisey’s Bay	1,160,921	-	-	-	-	-	-	-

GEOs produced [7]	190,359	189,682	181,184	146,857	194,901	196,850	194,499	175,185
SEOs produced [7]	13,706	13,657	13,045	10,574	14,033	14,173	14,004	12,613

Average payable rate [2]
Gold	95.0%	95.2%	95.3%	94.7%	95.1%	95.6%	95.1%	95.3%

Silver	86.6%	86.3%	86.1%	81.9%	85.6%	85.3%	85.1%	83.3%

Palladium	85.1%	98.2%	97.0%	86.5%	93.0%	99.4%	83.5%	87.6%

Cobalt	93.3%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

GEO [7]	90.4%	91.1%	91.1%	89.8%	90.4%	91.5%	90.4%	90.4%

1)	All figures in thousands except cobalt pounds and gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q1-2021 – 437,000 ounces; Q4-2020 – 476,000 ounces; Q3-2020 – 420,000 ounces; Q2-2020 – 276,000 ounces; Q1-2020 – 419,000 ounces; Q4-2019 – 415,000 ounces; Q3-2019 – 410,000 ounces; and Q2-2019 – 401,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

8)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [13]

Summary of Units Sold

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Gold ounces sold
Salobo	51,423	53,197	59,584	68,487	74,944	58,137	63,064	57,715

Sudbury [2]	3,691	7,620	7,858	7,414	4,822	7,394	7,600	8,309

Constancia [7]	1,676	3,853	4,112	3,024	3,331	5,108	4,742	4,409

San Dimas [7]	10,273	11,529	9,687	6,030	11,358	11,499	11,374	10,284

Stillwater [3]	3,074	3,069	3,015	3,066	3,510	2,925	3,314	3,301

Other
Minto [4]	2,390	1,540	-	-	-	-	-	765

777	2,577	5,435	5,845	4,783	2,440	4,160	4,672	5,294

Total Other	4,967	6,975	5,845	4,783	2,440	4,160	4,672	6,059

Total gold ounces sold	75,104	86,243	90,101	92,804	100,405	89,223	94,766	90,077

Silver ounces sold
Peñasquito [7]	2,174	1,417	1,799	1,917	2,310	1,268	1,233	912

Antamina [7]	1,930	1,669	1,090	788	1,244	1,227	1,059	1,186

Constancia [7]	346	442	415	254	350	672	521	478

Other
Los Filos [7]	27	-	19	25	37	26	44	26

Zinkgruvan	293	326	492	376	447	473	459	337

Yauliyacu [7]	1,014	15	580	704	9	561	574	542

Stratoni	117	169	134	77	163	120	126	240

Minto [4]	26	20	-	-	-	-	-	2

Neves-Corvo	239	145	201	236	204	154	243	194

Aljustrel	257	280	148	252	123	121	139	216

Cozamin	173	-	-	-	-	-	-	-

Keno Hill	12	-	-	-	-	-	-	-

777	49	93	121	100	41	62	86	108

Total Other	2,207	1,048	1,695	1,770	1,024	1,517	1,671	1,665

Total silver ounces sold	6,657	4,576	4,999	4,729	4,928	4,684	4,484	4,241

Palladium ounces sold
Stillwater [3]	5,131	4,591	5,546	4,976	4,938	5,312	4,907	5,273

Cobalt pounds sold
Voisey’s Bay	132,277	-	-	-	-	-	-	-

GEOs sold [5]	175,419	155,665	166,611	164,844	175,154	161,066	163,314	155,723

SEOs sold [5]	12,630	11,208	11,996	11,869	12,611	11,597	11,759	11,212

Cumulative payable units PBND [6]
Gold ounces	69,262	70,555	75,750	79,632	88,383	98,475	85,335	81,535

Silver ounces	3,717	4,486	3,437	3,222	4,961	4,142	3,796	3,102

Palladium ounces	5,373	5,597	4,616	4,883	4,875	4,872	4,163	4,504

Cobalt pounds	818,584	-	-	-	-	-	-	-

GEO [5]	135,828	140,008	129,391	130,623	163,521	162,225	143,380	130,374

SEO [5]	9,198	10,081	9,316	9,405	11,774	11,680	10,323	9,387

Inventory on hand
Cobalt pounds	132,277	-	-	-	-	-	-	-

1)	All figures in thousands except cobalt pounds and gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

6)	Payable gold, silver and palladium ounces PBND and Cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [14]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q1 2021	Q4 2020		Q3 2020		Q2 2020		Q1 2020		Q4 2019		Q3 2019		Q2 2019

Gold ounces sold	75,104		86,243		90,101		92,804		100,405		89,223		94,766		90,077
Realized price [2]	$1,798		$1,882		$1,906		$1,716		$1,589		$1,483		$1,471		$1,320

Gold sales	$135,025		$162,299		$171,734		$159,272		$159,522		$132,342		$139,433		$118,870

Silver ounces sold	6,657		4,576		4,999		4,729		4,928		4,684		4,484		4,241

Realized price [2]	$26.12		$24.72		$24.69		$16.73		$17.03		$17.36		$17.09		$14.93

Silver sales	$173,883		$113,131		$123,434		$79,142		$83,917		$81,296		$76,631		$63,313

Palladium ounces sold	5,131		4,591		5,546		4,976		4,938		5,312		4,907		5,273

Realized price [2]	$2,392		$2,348		$2,182		$1,917		$2,298		$1,804		$1,535		$1,381

Palladium sales	$12,275		$10,782		$12,100		$9,540		$11,350		$9,584		$7,531		$7,283

Cobalt pounds sold	132,277		n.a.		n.a.		n.a.		n.a.		n.a.		n.a.		n.a.

Realized price [2]	$22.19	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Cobalt sales	$2,936	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Total sales	$324,119		$286,212		$307,268		$247,954		$254,789		$223,222		$223,595		$189,466

Cash cost [2,3]
Gold / oz	$450		$433		$428		$418		$426		$426		$424		$420

Silver / oz	$6.33		$5.51		$5.89		$5.23		$4.50		$5.13		$5.16		$5.14

Palladium / oz	$427		$423		$383		$353		$402		$321		$271		$247

Cobalt / lb	$4.98	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Depletion [2]
Gold / oz	$374		$397		$404		$405		$389		$417		$417		$420

Silver / oz	$5.82		$5.16		$4.36		$4.01		$4.80		$5.12		$4.81		$4.97

Palladium / oz	$442		$428		$428		$428		$428		$470		$470		$470

Cobalt / lb	$8.17	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.	$	n.a.

Net earnings (loss)	$162,002		$157,221		$149,875		$105,812		$94,896		$77,524		$75,960		$(124,694)

Per share
Basic	$0.360		$0.350		$0.334		$0.236		$0.212		$0.173		$0.170		$(0.280)

Diluted	$0.360		$0.349		$0.332		$0.235		$0.211		$0.173		$0.170		$(0.279)

Adjusted net earnings [3]	$161,133		$149,441		$152,007		$97,354		$104,534		$74,471		$69,914		$41,959

Per share
Basic	$0.358		$0.333		$0.338		$0.217		$0.233		$0.166		$0.156		$0.094

Diluted	$0.358		$0.331		$0.336		$0.216		$0.233		$0.166		$0.156		$0.094

Cash flow from operations	$232,154		$207,962		$228,099		$151,793		$177,588		$131,867		$142,300		$109,258

Per share [3]
Basic	$0.516		$0.463		$0.508		$0.338		$0.397		$0.295		$0.318		$0.245

Diluted	$0.515		$0.461		$0.505		$0.337		$0.396		$0.294		$0.318		$0.245

Dividends declared	$58,478		$53,914		$44,896		$44,862		$44,815		$40,252		$40,197		$40,133
Per share	$0.13		$0.12		$0.10		$0.10		$0.10		$0.09		$0.09		$0.09

Total assets	$5,928,412		$5,957,272		$6,091,187		$6,134,044		$6,076,941		$6,278,007		$6,258,859		$6,240,823

Total liabilities	$104,985		$242,701		$539,849		$717,101		$838,715		$952,087		$1,057,415		$1,128,877

Total shareholders’ equity	$5,823,427		$5,714,571		$5,551,338		$5,416,943		$5,238,226		$5,325,920		$5,201,444		$5,111,946

1)	All figures in thousands except cobalt pounds, gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as US$ per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 27 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [15]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit)[3]	Average Depletion ($‘s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	46,622	51,423	$1,796	$412	$374	$92,356	$51,946	$71,163	$2,490,127

Sudbury [4]	6,208	3,691	1,812	400	1,024	6,688	1,431	5,219	317,235

Constancia	2,453	1,676	1,796	408	315	3,010	1,798	2,326	105,041

San Dimas	10,491	10,273	1,796	612	322	18,450	8,851	12,162	178,891

Stillwater	3,041	3,074	1,796	329	397	5,521	3,290	4,510	223,090

Other [5]	8,918	4,967	1,812	629	-	9,000	5,878	5,855	7,591

	77,733	75,104	$1,798	$450	$374	$135,025	$73,194	$101,235	$3,321,975

Silver

Peñasquito	2,202	2,174	$26.21	$4.29	$3.55	$56,983	$39,940	$47,655	$342,857

Antamina	1,577	1,930	26.21	5.18	7.53	50,581	26,058	40,591	612,401

Constancia	406	346	26.21	6.02	7.56	9,072	4,372	6,988	214,428

Other [6]	2,569	2,207	25.95	9.41	6.30	57,247	22,589	39,098	612,237

	6,754	6,657	$26.12	$6.33	$5.82	$173,883	$92,959	$134,332	$1,781,923

Palladium

Stillwater	5,769	5,131	$2,392	$427	$442	$12,275	$7,813	$10,084	$239,118

Cobalt

Voisey’s Bay	1,160,921	132,277	$22.19	$4.98	$8.17	$2,936	$1,197	$(966)	$225,348

Operating results						$324,119	$175,163	$244,685	$5,568,364

Other

General and administrative							$(11,971)	$(13,592)

Finance costs							(1,573)	(1,229)

Other							(119)	2,320

Income tax							502	(30)

Total other							$(13,161)	$(12,531)	$360,048

							$162,002	$232,154	$5,928,412

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests, the non-operating Rosemont gold interest and the newly acquired Santo Domingo gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests and the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended March 31, 2021 were as follows:

Three Months Ended March 31, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	190,359	175,419	$1,848	$449	$1,399	$400	$999

Silver equivalent basis [5]	13,706	12,630	$25.66	$6.24	$19.42	$5.56	$13.86

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 29 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [16]

Three Months Ended March 31, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit)[3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold
Salobo	62,575	74,944		$1,589		$408		$374	$119,094	$60,459	$89,137	$2,577,202
Sudbury [4]	7,795	4,822		1,585		400		828	7,641	1,719	5,616	340,050
Constancia	3,681	3,331		1,589		404		338	5,294	2,823	3,948	109,281
San Dimas	11,318	11,358		1,589		606		315	18,049	7,587	11,166	190,787
Stillwater	2,955	3,510		1,589		284		449	5,578	3,006	4,582	228,418
Other [5]	6,675	2,440		1,585		420		305	3,866	2,096	2,840	12,424

	94,999	100,405		$1,589		$426		$389	$159,522	$77,690	$117,289	$3,458,162

Silver
Peñasquito	2,658	2,310		$17.41		$4.26		$3.24	$40,223	$22,893	$30,383	$367,212
Antamina	1,311	1,244		17.41		3.43		8.74	21,661	6,524	17,397	657,937
Constancia	461	350		17.41		5.96		7.63	6,088	1,337	4,004	225,520
Other [6]	2,274	1,024		15.57		5.83		2.56	15,945	7,345	14,126	485,068

	6,704	4,928		$17.03		$4.50		$4.80	$83,917	$38,099	$65,910	$1,735,737

Palladium
Stillwater	5,312	4,938		$2,298		$402		$428	$11,350	$7,251	$9,364	$247,856

Cobalt
Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$254,789	$123,040	$192,563	$5,669,265

Other
General and administrative										$(13,181)	$(10,732)
Finance costs										(7,118)	(8,110)
Other										597	3,778
Income tax										(8,442)	89

Total other										$(28,144)	$(14,975)	$407,676

										$94,896	$177,588	$6,076,941

1)

Units produced and sold relative to gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a GEO and SEO basis, results for the Company for the three months ended March 31, 2020 were as follows:

Three Months Ended March 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	194,901	175,154	$1,455	$382	$1,073	$370	$703

Silver equivalent basis [5]	14,033	12,611	$20.20	$5.31	$14.89	$5.14	$9.75

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received..

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 29 of this MD&A.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [17]

Gold Production

For the three months ended March 31, 2021, attributable gold production was 77,700 ounces relative to 95,000 ounces for the comparable period in 2020, with the 17,300 ounce decrease being primarily attributable to the following factors:

•

16,000 ounce (25%) decrease related to the gold stream relative to the Salobo primarily due to throughput and grade, with Vale stating in their First Quarter 2021 Production and Sales Report that throughput at Salobo was impacted due to changes in maintenance routines which restricted mine movement, with further impacts on feed grade for the quarter. The two 12 mtpa lines operated at an average rate of approximately 82% of capacity during Q1-2021 as compared to 86% during Q1-2020; and

•

1,200 ounce (33%) decrease related to the gold stream relative to the Constancia mine primarily due to the 2,005 ounces received as a delay payment relative to Pampacancha in the first quarter of 2020 while no delay payment was received relative to the first quarter of 2021.

Silver Production

For the three months ended March 31, 2021, attributable silver production was 6.8 million ounces relative to 6.7 ounces for the comparable period in 2020, with the 0.1 million ounce increase being primarily attributable to the following factors:

•

296,000 ounce (13%) increase related to silver production from the Other mines, primarily due to the mining of higher grade material at Aljustrel, coupled with the production from the recently acquired Cozamin stream, with this contract providing for the delivery of silver sold by Capstone to an offtaker as of December 1, 2020, resulting in reported production in the first quarter of 2021 including some material processed in the previous quarter; and

•	266,000 ounce (20%) increase related to the silver stream relative to the Antamina mine, which was due to higher throughput, grades and recoveries; partially offset by

•	456,000 ounce (17%) decrease related to the silver stream relative to the Peñasquito mine, primarily due to the mining of lower grade material.

Palladium Production

For the three months ended March 31, 2021, attributable palladium production was 5,800 ounces relative to 5,300 ounces for the comparable period in 2020.

Cobalt Production

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine, with attributable cobalt production of 1,160,900 pounds for the three months ended March 31, 2021. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [18]

Net Earnings

For the three months ended March 31, 2021, net earnings was $162 million relative to $95 million for the comparable period in 2020, with the $67 million increase being primarily attributable to the following factors:

Net earnings for the three months ended March 31, 2020	$94,896

Variance in gross margin

Variance in revenue due to:

Payable gold production	$(26,217)

Payable silver production	1,929

Payable palladium production	(78)

Payable cobalt production	24,040

Changes in PBND	(7,047)

Prices realized per ounce sold	76,703

Total increase to revenue	$69,330

Variance in cost of sales due to:

Sales volume	$2,645

Sales mix differences	(6,906)

Cash cost per ounce	(9,082)

Depletion per ounce	(3,864)

Total increase to cost of sales	$(17,207)

Total increase to gross margin	$52,123

Other variances

General and administrative expenses (see page 19)	1,210

Other income / expense (see page 20)	(716)

Finance costs (see page 20)	5,545

Income taxes (see page 20)	8,944

Total increase in net earnings	$67,106

Net earnings for the three months ended March 31, 2021	$162,002

General and Administrative

	Three Months Ended March 31

(in thousands)	2021	2020

Salaries and benefits

Salaries and benefits, excluding PSUs	$4,709	$4,135

PSUs	305	3,277

Total salaries and benefits	$5,014	$7,412

Depreciation	475	511

Donations	510	341

Professional fees	1,617	403

Other	3,030	3,011

General and administrative before equity settled stock based compensation	$10,646	$11,678

Equity settled stock based compensation (a non-cash expense)	1,325	1,503

Total general and administrative	$11,971	$13,181

For the three months ended March 31, 2021, general and administrative expenses decreased by $1 million relative to the comparable period in the previous year with the decrease being primarily the result of differences in accrued costs associated with the Company’s performance share units (“PSUs”) partially offset by higher professional fees and employee compensation.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [19]

Other (Income) Expense

	Three Months Ended March 31

(in thousands)	2021	2020

Interest income	$(2)	$(117)

Foreign exchange loss (gain)	417	(1,483)

(Gain) loss on fair value adjustment of share purchase warrants held	950	71

(Gain) loss on fair value adjustment of convertible notes receivable	(1,238)	790

Other	(8)	142

Total other (income) expense	$119	$(597)

Finance Costs

	Three Months Ended March 31

(in thousands)	2021	2020

Average principal outstanding during period	$78,022	$784,472

Average effective interest rate during period	1.17%	3.03%

Total interest costs incurred during period	$229	$5,945

Costs related to undrawn credit facilities	1,311	1,140

Interest expense - lease liabilities	33	33

Total finance costs	$1,573	$7,118

Income Tax Expense (Recovery)

	Three Months Ended March 31

(in thousands)	2021	2020

Current income tax expense (recovery)	$(5,413)	$49

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$11,513	$3,225

Write down (reversal of write down) or recognition of prior period temporary differences	(6,602)	5,168

Total deferred income tax expense (recovery)	$4,911	$8,393

Income tax expense (recovery) recognized in net earnings	$(502)	$8,442

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [20]

Liquidity and Capital Resources1

As at March 31, 2021, the Company had cash and cash equivalents of $191 million (December 31, 2020 - $193 million) and debt outstanding under its Revolving Facility of $NIL (December 31, 2020 - $195 million).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2021

Cash Flows From Operating Activities

During the three months ended March 31, 2021, the Company generated operating cash flows of $232 million compared with $178 million during the comparable period of 2020, with the increase being attributable to the following:

Operating cash inflow for the three months ended March 31, 2020	$177,588

Variance attributable to revenue (see page 19):	$69,330

Increase in accounts receivable relative to sales	(4,690)

Total increase to cash inflows attributable to sales	$64,640

Variance attributable to cost of sales, excluding depletion:

Sales volume	$2,263

Sales mix differences	(5,054)

Cost per ounce	(9,082)

Decrease in accounts payable relative to cost of sales	(645)

Total increase to cash outflows attributable to cost of sales	$(12,518)

Total increase to net cash inflows attributable to gross margin	$52,122

Other variances:

General and administrative	(2,860)

Finance costs	6,881

Income taxes	(119)

Other	(1,458)

Total increase to net cash inflows	$54,566

Operating cash inflow for the three months ended March 31, 2021	$232,154

Finance Costs Variance

As more fully detailed on page 20 of this MD&A, the decrease to cash outflows relative to finance costs during the period was due to the lower average outstanding principal balance, as the Revolving Facility was fully repaid during the first quarter of 2021.

Cash Flows From Financing Activities

During the three months ended March 31, 2021, the Company had net cash outflows from financing activities of $190 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $195 million, partially offset by proceeds relative to the exercise of stock options in the amount of $5 million. During the three months ended March 31, 2020, the Company had net cash outflows from financing activities of $154 million which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $159 million, and credit facility extension fees totaling $1 million, partially offset by proceeds relative to the exercise of stock options in the amount of $7 million.

Cash Flows From Investing Activities

During the three months ended March 31, 2021, the Company had net cash outflows from investing activities of $43 million, which was primarily the result of a $150 million payment to Capstone in connection with the acquisition of the Cozamin silver stream, $3 million payment to Alexco relating to the acquisition of the Brewery Creek Royalty and $1 million advanced to Panoro in connection with the Cotabambas Early Deposit agreement, partially offset by $112 million received relative to proceeds on the disposal of long-term equity investments (see page 10 of this MD&A for more information). During the three months ended March 31, 2020, the Company had net cash outflows from investing activities of $1 million, which was primarily the result of a payment to Panoro in connection with the Cotabambas Early Deposit Agreement.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [21]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1]				Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Gold	Silver	Palladium	Cobalt
Peñasquito	0%	25%	0%	0%	n/a	$4.29	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	$408 [2]	$6.02 [2]	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	$412	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	$400	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	n/a	20%	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable [3]	0% [3]	0%	0%	$616	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% [4]	0%	18% [5]	n/a	18% [5]	n/a	Life of Mine	16-Jul-18
Voisey’s Bay	0%	0%	0%	42.4% [6]	n/a	n/a	n/a	18% [7]	Life of Mine	11-Jun-18
Other
Los Filos	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100% [8]	0%	0%	n/a	$8.94 [9]	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	n/a	$11.43	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	n/a	$4.34	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% [1][0]	0%	0%	n/a	50%	n/a	n/a	50 years	5-Jun-07
Minto	100% [11]	100%	0%	0%	65% ¹²	$4.31	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	0%	25%	0%	0%	n/a	variable ¹³	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	0%	25%	0%	0%	n/a	$3.90	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$450	$3.90	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	n/a	$4.00	n/a	n/a	Life of Mine	n/a [14]
777	50%	100%	0%	0%	$425 ²	$6.26 [2]	n/a	n/a	Life of Mine	8-Aug-12
Marmato	6.5% [1][5]	100% [1][5]	0%	0%	18% [16]	18% [1][6]	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% [1][7]	0%	0%	n/a	10%	n/a	n/a	Life of Mine	10-Dec-20
Santo Domingo	100% [2][0]	0%	0%	0%	18% [5]	n/a	n/a	n/a	Life of Mine	24-Mar-21
Early Deposit
Toroparu	10%	50%	0%	0%	$400	$3.90	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% [18]	100% [1][8]	0%	0%	$450	$5.90	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% [1][9]	100% [1][9]	0%	0%	20%	20%	n/a	n/a	Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)

To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	The Company will purchase an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
9)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

10)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
12)

The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

13)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

14)	Terms of the agreement not yet finalized.
15)

Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

16)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
17)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
18)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

19)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.
20)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [22]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total
Payments for mineral stream interests
Rosemont [1]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	38,000	-	-	-	38,000	72,000	110,000
Santo Domingo	30,000	-	-	-	30,000	260,000	290,000
Salobo [2]	-	670,000	-	-	670,000	-	670,000
Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	2,500	-	-	3,250	126,000	129,250
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [3]	211	-	-	-	211	-	211
Leases liabilities	677	2,755	340	-	3,772	-	3,772

Total contractual obligations	$69,638	$675,255	$340	$-	$745,233	$917,550	$1,662,783

1)	Includes contingent transaction costs of $1 million.
2)

As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million.

3)	Represents the maximum amount available to Kutcho under the Cdn$1.3 million non-revolving credit facility (see the Kutcho section on the following page).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay indicates that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato

In connection with the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million, $34 million of which was paid on April 15, 2021; $4 million of which is payable on or before October 15, 2021; and the remaining portion of which is payable during the construction of the MDZ development portion of the Marmato mine, subject to customary conditions.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2021 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [23]

50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $11 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $3 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million), of which $0.8 million (Cdn$1.0 million) has been drawn as at March 31, 2021. The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Santo Domingo

In connection with the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was payable upon closing which occurred on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Taxes - Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Domestic Reassessments are based on the expectation that the Company will be successful in challenging the Domestic Reassessments. Statements in respect of the Domestic Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [24]

and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

Canadian Shareholder Class Action

During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of a proposed class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. It is expected that the certification and leave motions will be jointly heard in October 2021.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [25]

Share Capital

During the three months ended March 31, 2021, the Company received cash proceeds of $5 million from the exercise of 258,000 share purchase options at a weighted average exercise price of Cdn$23.24 per option. During the three months ended March 31, 2020, the Company received cash proceeds of $7 million from the exercise of 374,235 share purchase options at a weighted average exercise price of Cdn$24.83 per option.

During the three months ended March 31, 2021, the Company released 116,180 RSUs, as compared to 124,910 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

As of May 6, 2021, there were 450,049,073 outstanding common shares, 1,846,377 share purchase options, 350,758 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 31, 2021, the Company has not issued any shares under the ATM program.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 9 of this MD&A) in addition to the Kutcho Convertible Note (see page 11 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at March 31, 2021 and December 31, 2020.

Future Changes to Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [26]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt relative to its Voisey’s Bay PMPA during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure relative to net debt as Wheaton fully repaid its debt during the first quarter of 2021.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2021	2020

Net earnings	$162,002	$94,896

Add back (deduct):

(Gain) loss on fair value adjustment of share purchase warrants held	950	71

(Gain) loss on fair value adjustment of convertible notes receivable	(1,238)	790

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	1,568	(1,480)

Income tax expense (recovery) recognized in the Statement of OCI	(2,137)	9,853

Other	(13)	403

Adjusted net earnings	$161,132	$104,533

Divided by:

Basic weighted average number of shares outstanding	449,509	447,805

Diluted weighted average number of shares outstanding	450,600	448,891

Equals:

Adjusted earnings per share - basic	$0.358	$0.233

Adjusted earnings per share - diluted	$0.358	$0.233

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [27]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31

(in thousands, except for per share amounts)	2021	2020

Cash generated by operating activities	$232,154	$177,588

Divided by:
Basic weighted average number of shares outstanding	449,509	447,805

Diluted weighted average number of shares outstanding	450,600	448,891

Equals:
Operating cash flow per share - basic	$0.516	$0.397

Operating cash flow per share - diluted	$0.515	$0.396

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended March 31

(in thousands, except for gold and palladium ounces and cobalt pounds sold and per unit amounts)	2021	2020

Cost of sales	$148,956		$131,749

Less: depletion	(70,173)		(64,841)

Cash cost of sales	$78,783		$66,908

Cash cost of sales is comprised of:

Total cash cost of gold sold	$33,774		$42,759

Total cash cost of silver sold	42,160		22,163

Total cash cost of palladium sold	2,191		1,986

Total cash cost of cobalt sold	658		-

Total cash cost of sales	$78,783		$66,908

Divided by:

Total gold ounces sold	75,104		100,405

Total silver ounces sold	6,657		4,928

Total palladium ounces sold	5,131		4,938

Total cobalt pounds sold	132,277		-

Equals:

Average cash cost of gold (per ounce)	$450		$426

Average cash cost of silver (per ounce)	$6.33		$4.50

Average cash cost of palladium (per ounce)	$427		$402

Average cash cost of cobalt (per pound)	$4.98	$	n.a.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [28]

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31

(in thousands, except for cobalt pounds, gold and palladium ounces sold and per unit amounts)	2021	2020

Total sales:

Gold	$135,025		$159,522

Silver	$173,883		$83,917

Palladium	$12,275		$11,350

Cobalt	$2,936		$-

Divided by:

Total gold ounces sold	75,104		100,405

Total silver ounces sold	6,657		4,928

Total palladium ounces sold	5,131		4,938

Total cobalt pounds sold	132,277		-

Equals:

Average realized price of gold (per ounce)	$1,798		$1,589

Average realized price of silver (per ounce)	$26.12		$17.03

Average realized price of palladium (per ounce)	$2,392		$2,298

Average realized price of cobalt (per pound)	$22.19	$	n.a.

Less:

Average cash cost of gold [1] (per ounce)	$(450)		$(426)

Average cash cost of silver [1] (per ounce)	$(6.33)		$(4.50)

Average cash cost of palladium [1] (per ounce)	$(427)		$(402)

Average cash cost of cobalt [1] (per pound)	$(4.98)	$	n.a.

Equals:

Cash operating margin per gold ounce sold	$1,348		$1,163

As a percentage of realized price of gold	75%		73%

Cash operating margin per silver ounce sold	$19.79		$12.53

As a percentage of realized price of silver	76%		74%

Cash operating margin per palladium ounce sold	$1,965		$1,896

As a percentage of realized price of palladium	82%		83%

Cash operating margin per cobalt pound sold	$17.21	$	n.a.

As a percentage of realized price of cobalt	78%		n.a.

1)	Refer to discussion on non-IFRS measure (iii) on page 28 of this MD&A.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [29]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 6, 2021, the Board of Directors declared a dividend in the amount of $0.14 per common share, with this dividend being payable to shareholders of record on May 21, 2021 and is expected to be distributed on or about June 3, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2021. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of March 31, 2021.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of March 31, 2021.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2021 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Note that as a result of certain operating restrictions resulting from the COVID-19 pandemic, all employees of the Company are permitted to work remotely. Management has reviewed its key controls to ensure that they continued to operate effectively.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [30]

future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2020, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,27)

As of December 31, 2020 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs

Gold
Salobo (75%) (10)	106.7	0.37	1.27	761.2	0.30	7.32	867.8	0.31	8.59	76%
Stillwater (11)	7.9	0.39	0.10	50.3	0.39	0.64	58.2	0.39	0.73	69%
Constancia (50%)	234.5	0.06	0.48	31.8	0.08	0.08	266.3	0.07	0.56	61%
Sudbury (70%) (12)	10.3	0.43	0.14	13.5	0.46	0.20	23.8	0.45	0.34	75%
San Dimas (25%) (13)	0.5	4.52	0.07	0.5	3.09	0.05	1.0	3.77	0.12	95%
777 (50%)	0.6	2.23	0.04	0.2	1.86	0.01	0.8	2.13	0.05	58%
Minto	0.4	0.25	0.003	2.0	0.67	0.04	2.4	0.60	0.05	75%
Marmato (6.5%) (12,14)	0.1	5.14	0.01	1.2	3.11	0.12	1.3	3.19	0.13	90%
Santo Domingo (12,27)	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%
Toroparu (10%) (15,16)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (16,17)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (18)	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%

Total Gold			2.42			9.29			11.71

Silver
Peñasquito (25%) (10)	28.0	37.8	34.0	69.0	32.7	72.4	97.0	34.1	106.4	85%
Constancia	468.9	3.0	45.1	63.6	3.4	7.0	532.5	3.0	52.0	70%
Antamina (33.75%) (12,19)
Copper	46.6	6.8	10.2	32.1	7.9	8.1	78.6	7.2	18.3	71%
Copper-Zinc	23.0	12.8	9.4	27.3	12.9	11.3	50.3	12.9	20.8	71%
Neves-Corvo
Copper	5.2	31.0	5.2	24.5	30.0	23.6	29.7	30.2	28.8	24%
Zinc	4.7	71.0	10.8	25.4	60.6	49.5	30.1	62.2	60.3	30%
Zinkgruvan
Zinc	3.4	77.9	8.5	5.4	83.6	14.5	8.8	81.4	23.0	83%
Copper	2.8	30.0	2.7	0.3	33.0	0.3	3.1	30.3	3.0	70%
Yauliyacu (20)	1.3	78.9	3.4	6.8	101.1	22.2	8.2	97.4	25.6	83%
Aljustrel (21)	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%
San Dimas (25%) (13)	0.5	367.8	5.6	0.5	295.5	5.0	1.0	329.7	10.6	94%
Cozamin (50%) (12,22)
Copper	-	-	-	6.3	44.4	9.0	6.3	44.4	9.0	86%
Zinc	-	-	-	0.7	44.3	1.1	0.7	44.3	1.1	86%
Keno Hill (25%)
Underground	-	-	-	0.3	804.5	7.6	0.3	804.5	7.6	96%
Los Filos	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%
Stratoni	-	-	-	0.6	148.0	2.7	0.6	148.0	2.7	80%
777	1.1	31.4	1.1	0.4	30.0	0.4	1.5	31.0	1.5	45%
Minto	0.4	3.4	0.0	2.0	6.0	0.4	2.4	5.6	0.4	78%
Marmato (12,14)	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%
Rosemont (23)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (16,17)	-	-	-	9.9	34.6	11.0	9.9	34.6	11.0	46%
Metates Royalty (18)	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%

Total Silver			221.5			328.9			550.3

Palladium
Stillwater (4.5%) (11)	0.2	11.2	0.09	1.5	11.2	0.55	1.8	11.2	0.64	90%

Total Palladium			0.09			0.55			0.64

Cobalt
Voisey’s Bay (42.4%) (12,24)	5.7	0.12	14.6	6.5	0.12	17.1	12.1	0.12	31.7	84%

Total Cobalt			14.6			17.1			31.7

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [31]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,27)

As of December 31, 2020 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs

Gold
Salobo (75%) (10)	3.5	0.27	0.03	294.6	0.31	2.90	298.1	0.31	2.93
Stillwater (11)	3.3	0.26	0.03	13.3	0.21	0.09	16.6	0.22	0.12
Constancia (50%)	68.3	0.06	0.12	62.2	0.05	0.10	130.5	0.05	0.22
Sudbury (70%) (12)	1.3	0.22	0.01	7.1	0.76	0.17	8.3	0.68	0.18
777 (50%)	0.1	2.31	0.00	0.0	1.61	0.00	0.1	2.01	0.01
Minto	3.3	0.40	0.04	9.0	0.57	0.17	12.4	0.53	0.21
Marmato (6.5%) (12,14)	0.1	5.30	0.01	1.1	2.62	0.09	1.1	2.81	0.10
Santo Domingo (12,27)	1.4	0.05	0.00	120.1	0.03	0.11	121.5	0.03	0.12
Toroparu (10%) (15,16)	1.2	0.93	0.03	9.0	0.87	0.25	10.2	0.87	0.29
Cotabambas (25%) (16,25)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Kutcho (16,17)	-	-	-	5.7	0.55	0.10	5.7	0.55	0.10
Brewery Creek (26)	-	-	-	0.4	1.11	0.02	0.4	1.11	0.02

Total Gold			0.29			4.22			4.50

Silver
Peñasquito (25%) (10)	8.7	26.8	7.5	60.5	26.7	52.0	69.2	26.8	59.5
Constancia	136.6	2.3	10.3	124.3	2.2	8.8	260.9	2.3	19.1
Antamina (33.75%) (12,19)
Copper	31.2	7.0	7.0	108.1	9.0	31.3	139.3	8.6	38.3
Copper-Zinc	10.5	21.0	7.1	49.4	19.0	30.2	59.9	19.4	37.3
Neves-Corvo
Copper	4.8	55.8	8.7	28.7	52.4	48.3	33.5	52.9	57.0
Zinc	6.7	61.9	13.4	35.7	59.0	67.8	42.4	59.5	81.2
Zinkgruvan
Zinc	3.7	64.6	7.7	11.2	76.3	27.4	14.9	73.4	35.1
Copper	1.2	42.4	1.6	0.2	39.8	0.3	1.4	42.0	1.9
Yauliyacu (20)	5.9	101.4	19.2	8.0	121.8	31.2	13.9	113.1	50.4
Aljustrel (21)	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7
Cozamin (50%) (12,22)
Copper	0.2	53.3	0.3	4.5	36.9	5.3	4.7	37.5	5.6
Zinc	-	-	-	2.2	31.2	2.3	2.2	31.2	2.3
Pascua-Lama (25%)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Keno Hill (25%)
Underground	-	-	-	0.7	455.8	10.5	0.7	455.8	10.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2
Stratoni	-	-	-	0.4	138.5	2.0	0.4	138.5	2.0
777	0.1	39.0	0.2	0.1	30.7	0.1	0.2	35.5	0.2
Minto	3.3	3.4	0.4	9.0	5.0	1.5	12.4	4.6	1.8
Marmato (12,14)	0.9	26.5	0.8	12.8	8.1	3.4	13.8	9.4	4.2
Rosemont (23)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (15,16)	21.9	1.1	0.8	98.5	0.7	2.3	120.4	0.8	3.1
Cotabambas (16,25)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Kutcho (16,17)	-	-	-	5.4	25.9	4.5	5.4	25.9	4.5

Total Silver			143.2			599.8			743.0

Palladium
Stillwater (4.5%) (11)	0.03	7.1	0.01	0.1	5.1	0.02	0.2	5.5	0.03

Total Palladium			0.01			0.02			0.03

Cobalt
Voisey’s Bay (42.4%) (12,24)	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5

Total Cobalt			1.53			-			1.5

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [32]

Attributable Inferred Resources (1,2,3,4,5,9,27)

As of December 31, 2020 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t / %	Moz / Mlbs

Gold
Salobo (75%) (10)	198.5	0.22	1.39
Stillwater (11)	96.2	0.43	1.32
Constancia (50%)	28.4	0.09	0.08
Sudbury (70%) (12)	2.9	0.49	0.05
San Dimas (25%) (13)	1.4	3.63	0.16
Minto	6.1	0.51	0.10
Marmato (6.5%) (12,14)	0.9	2.56	0.07
Santo Domingo (12,27)	31.8	0.02	0.03
Cotabambas (25%) (16,25)	151.3	0.17	0.84
Toroparu (10%) (16,17)	12.9	0.76	0.32
Kutcho (16,17)	8.8	0.25	0.07
Brewery Creek (26)	1.3	0.87	0.04
Metates Royalty (18)	0.3	0.39	0.003

Total Gold			4.46

Silver
Peñasquito (25%) (10)	37.7	26.4	32.0
Constancia	56.7	2.9	5.3
Antamina (33.75%) (12,19)
Copper	219.7	9.0	63.6
Copper-Zinc	104.2	16.0	53.6
Neves-Corvo
Copper	12.6	33.2	13.5
Zinc	3.7	63.0	7.4
Zinkgruvan
Zinc	19.0	82.0	50.0
Copper	0.2	35.0	0.3
Yauliyacu (20)	13.4	246.9	106.8
Aljustrel (21)	15.7	46.2	23.3
San Dimas (25%) (13)	1.4	340.7	15.1
Cozamin (50%) (12,22)
Copper	2.0	40.9	2.6
Zinc	2.6	37.5	3.2
Rosemont (23)	68.7	1.7	3.7
Pascua-Lama (25%)	3.8	17.8	2.2
Keno Hill (25%)
Underground	0.4	454.6	6.1
Los Filos	98.2	6.1	19.4
Stratoni	1.1	188.0	6.9
Minto	6.1	4.9	1.0
Marmato (12,14)	13.1	4.4	1.9
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (16,25)	605.3	2.3	45.4
Toroparu (50%) (15,16)	58.7	0.1	0.1
Kutcho (16,17)	8.8	20.6	5.8
Metates Royalty (18)	0.3	9.5	0.1

Total Silver			469.5

Palladium
Stillwater (4.5%) (11)	1.0	12.1	0.37

Total Palladium			0.37

Cobalt
Voisey’s Bay (42.4%) (12,24)	2.5	0.14	7.6

Total Cobalt			7.6

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [33]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver and palladium, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver and palladium and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine, Stillwater mines, Keno Hill mines, Aljustrel mines, Santo Domingo project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2020 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July, 2018.

b.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

c.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

d.	Mineral Resources and Mineral Reserves for the Cozamin mine are reported as of October 31, 2020.

e.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013, Mineral Resources for the Lucky Queen, Flame & Moth and Onek mines as of March 29, 2017 and Bermingham mine as of March 28, 2019. Mineral Reserves are reported as of March 28, 2019.

f.	Mineral Resources for the Kutcho project are reported as of September 8, 2020 and Mineral Reserves are reported as of June 15, 2017.

g.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

h.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.

i.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2020.

j.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of March 17, 2020.

k.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

l.	Mineral Resources and Mineral Reserves for the Minto mine are reported as of December 31, 2018.

m.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of March 30, 2017.

n.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

o.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2020.

p.	Mineral Resources for the Toroparu project are reported as of September 20, 2018 and Mineral Reserves are reported as of March 31, 2013.

7.

Process recoveries are the average percentage of gold, silver, palladium or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.08 per pound copper, $1.08 per pound zinc, $8.70 per pound molybdenum and $17.39 per ounce silver.

c.	Constancia mine - $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

d.

Cozamin mine - NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51,12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

e.	Keno Hill mines - $1,300 per ounce gold, $18.50 per ounce silver, $1.00 per pound lead and $1.15 per pound zinc.

f.

Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

g.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.

h.

Marmato mine – 2.23 grams per tonne gold cut-off for the Upper Mine, 1.91 grams per tonne gold cut-off for the Transition Zone and 1.61 grams per tonne gold cut-off for the MDZ, all assuming $1,400 per ounce gold.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 1.2% copper cut-off assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

k.

Neves-Corvo mine – 1.34% copper equivalent cut-off for the copper Mineral Reserves and 5.34% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

l.	Peñasquito mine - $1,200 per ounce gold, $17.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

m.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

n.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

o.	San Dimas mine – $1,700 per ounce gold and $17.50 per ounce silver.

p.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.

q.	Stillwater mines - combined platinum and palladium cut-off of 6.8 g/t.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [34]

r.	Stratoni mine – $273.40 per tonne NSR cut-off assuming $16.00 per ounce silver, $0.91 per pound lead and $1.00 per pound zinc.

s.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.

t.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

u.	Voisey’s Bay mines:

i.	Ovoid and SE Extension – Cdn $20.56 per tonne cut-off assuming $6.80 per pound nickel, $3.08 per pound copper and $29.48 per pound cobalt.

ii.	Discovery Hill - $29.52 per tonne cut-off assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.

iii.	Reid Brook Division 1 - $225.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.

iv.

Reid Brook Divisions 2-4 - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.Eastern Deeps Mineral Reserves - $175.00 per tonne cut-off assuming $6.35 per pound nickel, $2.90 per pound copper and $20.41 per pound cobalt.

v.	Yauliyacu mine - $17.39 per ounce silver, $3.08 per pound copper, and $1.08 per pound zinc.

w.

Zinkgruvan mine – 6.1% zinc equivalent cut-off for the zinc Mineral Reserve and 1.4% copper cut-off for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

x.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.

b.	Antamina mine - $3.30 per pound copper, $1.18 per pound zinc, $10.54 per pound molybdenum and $20.82 per ounce silver.

c.	Brewery Creek project – 0.37 g/t gold cut-off assuming $1,500 per ounce gold.

d.	Constancia mine – $1,375 per ounce gold, $17.00 per ounce silver, $3.10 per pound copper and $11.00 per pound molybdenum.

e.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

f.	Cozamin mine - $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

g.	Keno Hill mines:

i.	Bellekeno mine – Cdn $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen and Flame & Moth mines – Cdn $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Onek mine - Cdn $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Bermingham mine - Cdn $185 per tonne NSR cut-off assuming $20.00 per ounce silver, $0.95 per pound lead, $1.00 per pound zinc and $1,300 per ounce gold.

v.	Elsa Tailings project – 50 grams per tonne silver cut-off assuming $17.00 per ounce silver and $1,000 per ounce gold.

h.

Kutcho project – 1.0% copper equivalent cut-off for the Main and Sumac deposits and 0.9% copper equivalent cut-off for Esso, all assuming $3.25 per pound copper, $1.25 per pound zinc, $1,550 per ounce gold and $20.00 per ounce silver.

i.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

j.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.

k.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the MDZ and Transition Zone, all assuming $1,500 per ounce gold.

l.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

m.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

n.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.

o.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

p.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.

q.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

r.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,290 per ounce gold and $3.18 per pound copper.

s.	San Dimas mine – $1,750 per ounce gold and $18.50 per ounce silver.

t.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

u.	Stillwater mines – geologic boundaries for Inferred Mineral Resources at both the Stillwater mine and East Boulder mine.

v.	Stratoni mine – Geologically constrained to massive sulfide contacts.

w.	Sudbury mines - $1,300 per ounce gold, $8.16 per pound nickel, $3.18 per pound copper, $1,155 per ounce platinum, $1,093 per ounce palladium and $22.68 per pound cobalt.

x.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold and $3.00 per pound copper.

y.	Voisey’s Bay mines:

i.	Reid Brook Divisions 2-4 - $275.00 per tonne cut-off assuming $9.71 per pound nickel, $3.40 per pound copper and $11.52 per pound cobalt.

ii.	Discovery Hill - $29.52 per tonne assuming $8.16 per pound nickel, $3.18 per pound copper and $22.68 per pound cobalt.

z.	Yauliyacu mine – $20.82 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.

aa.	Zinkgruvan mine – 4.5% zinc cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource.

bb.	777 mine – $1,766.67 per ounce gold, $20.67 per ounce silver, $2.90 per pound copper and $1.04 per pound zinc.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [35]

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.

        Peñasquito – Newmont’s December 31, 2020 Resources and Reserves press release          (https://www.newmont.com/investors/news-release/news-details/2021/Newmont-Reports-2020-Mineral-Reserves-of-94-Million-Gold-Ounces-Replacing-80-Percent-of-Depletion/default.aspx ) and

b.	Salobo – The Company has filed a technical report for the Salobo Mine, which is available on SEDAR at www.sedar.com

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.5 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.6 + 1) and Au = (Pd + Pt) x 0.0323

12.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Sudbury gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

13.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

14.

The Marmato purchase agreement provides that Caldas will deliver 6.5% of the gold production until 190 thousand ounces are delivered and 3.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 6.5% / 3.25% basis for gold and 100% / 50% basis for silver.

15.

The Company’s agreement with Gold X Mining Corp is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

16.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

17.

The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the gold and silver production from the Kutcho project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine. Attributable reserves and resources have been calculated on the 100% / 66.67% basis.

18.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

19.

The Antamina silver purchase agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

20.

The Yauliyacu mine silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

21.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

22.

The Cozamin silver purchase agreement provides that Capstone will deliver 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

23.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

24.

The Voisey’s Bay cobalt purchase agreement provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

25.

The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

26.

The Company’s agreement with Golden Predator is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%. Golden Predator has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

27.

The Santo Domingo gold purchase agreement provides that Capstone will deliver 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

28.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, silver at the Keno Hill mines and the Loma de La Plata zone of the Navidad project, gold at the Toroparu project and palladium at the Stillwater mines and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [36]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	statements as to the impact of the listing of the Company’s common shares on the LSE;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010;
•	possible audits for taxation years subsequent to 2015;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the future sales of Common Shares under, the amount of net proceeds from and the use of the net proceeds from, the ATM Program;
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to the outstanding class action and audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [37]

•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•	counterparty credit and liquidity risks;
•	mine operator concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton (the “Common Shares”);
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [38]

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•

that the sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Company’s Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•

that the trading of the Company’s Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•

that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010);

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2020 and other continuous disclosure documents filed by Wheaton since January 1, 2021, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [39]

Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [40]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2021	2020

Sales	6	$324,119	$254,789

Cost of sales

Cost of sales, excluding depletion		$78,783	$66,908

Depletion	10	70,173	64,841

Total cost of sales		$148,956	$131,749

Gross margin		$175,163	$123,040

General and administrative expenses	7	11,971	13,181

Earnings from operations		$163,192	$109,859

Other (income) expense	8	119	(597)

Earnings before finance costs and income taxes		$163,073	$110,456

Finance costs	16.3	1,573	7,118

Earnings before income taxes		$161,500	$103,338

Income tax recovery (expense)	22	502	(8,442)

Net earnings		$162,002	$94,896

Basic earnings per share		$0.360	$0.212

Diluted earnings per share		$0.360	$0.211

Weighted average number of shares outstanding

Basic	20	449,509	447,805

Diluted	20	450,600	448,891

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [41]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31

(US dollars in thousands - unaudited)	Note	2021	2020

Net earnings		$162,002	$94,896

Other comprehensive income

Items that will not be reclassified to net earnings

Loss on LTIs¹	14	$(217)	$(154,143)

Income tax recovery (expense) related to LTIs¹	22	(2,137)	9,853

Total other comprehensive loss		$(2,354)	$(144,290)

Total comprehensive income		$159,648	$(49,394)

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [42]

Condensed Interim Consolidated Balance Sheets

	Note	As at March 31	As at December 31
(US dollars in thousands - unaudited)		2021	2020

Assets

Current assets

Cash and cash equivalents		$191,162	$192,683

Accounts receivable	9	6,094	5,883

Other	23	4,228	3,265

Total current assets		$201,484	$201,831

Non-current assets

Mineral stream interests	10	$5,568,364	$5,488,391

Early deposit mineral stream interests	11	33,991	33,241

Mineral royalty interest	12	6,606	3,047

Long-term equity investments	14	86,522	199,878

Convertible notes receivable	13	12,591	11,353

Property, plant and equipment	15	5,991	6,289

Other	24	12,863	13,242

Total non-current assets		$5,726,928	$5,755,441

Total assets		$5,928,412	$5,957,272

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$10,394	$13,023

Dividends payable	17.2	58,478	-

Current portion of performance share units	19.1	26,428	17,297

Current portion of lease liabilities	16.2	789	773

Other		883	76

Total current liabilities		$96,972	$31,169

Non-current liabilities

Bank debt	16.1	$-	$195,000

Lease liabilities	16.2	2,687	2,864

Deferred income taxes	22	235	214

Performance share units	19.1	3,250	11,784

Pension liability		1,841	1,670

Total non-current liabilities		$8,013	$211,532

Total liabilities		$104,985	$242,701

Shareholders’ equity

Issued capital	17	$3,656,400	$3,646,291

Reserves	18	68,986	126,882

Retained earnings		2,098,041	1,941,398

Total shareholders’ equity		$5,823,427	$5,714,571

Total liabilities and shareholders’ equity		$5,928,412	$5,957,272

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [43]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31

(US dollars in thousands - unaudited)	Note	2021	2020

Operating activities

Net earnings		$162,002	$94,896

Adjustments for

Depreciation and depletion		70,649	65,352

Interest expense	16.3	262	5,978

Equity settled stock based compensation		1,325	1,503

Performance share units	19.1	305	3,277

Pension expense		151	35

Income tax expense (recovery)	22	(502)	8,442

Loss (gain) on fair value adjustment of share purchase warrants held	8,14	950	71

Fair value (gain) loss on convertible note receivable	13	(1,238)	790

Investment income recognized in net earnings		(2)	(117)

Other		593	(317)

Change in non-cash working capital	21	(1,972)	4,620

Cash generated from operations before income taxes and interest		$232,523	$184,530

Income taxes recovered (paid)		(30)	89

Interest paid		(341)	(7,148)

Interest received		2	117

Cash generated from operating activities		$232,154	$177,588

Financing activities

Bank debt repaid	16.1	$(195,000)	$(159,000)

Credit facility extension fees	16.1	-	(1,360)

Share purchase options exercised	18.2	4,793	6,922

Lease payments	16.2	(214)	(167)

Cash (used for) generated from financing activities		$(190,421)	$(153,605)

Investing activities

Mineral stream interests	10	$(151,019)	$-

Early deposit mineral stream interests	11	(750)	(750)

Mineral royalty interest	12	(3,561)	-

Proceeds on disposal of long-term investments	14	112,188	-

Other		(134)	(257)

Cash generated from (used for) investing activities		$(43,276)	$(1,007)

Effect of exchange rate changes on cash and cash equivalents		$22	$(286)

(Decrease) increase in cash and cash equivalents		$(1,521)	$22,690

Cash and cash equivalents, beginning of period		192,683	103,986

Cash and cash equivalents, end of period		$191,162	$126,676

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [44]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands - unaudited)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2020	447,771	$3,599,203	$83,077	$24,010	$6,405	$47,209	$160,701	$1,566,016	$5,325,920

Total comprehensive income (loss)

Net earnings		$-	$-	$-	$-	$-	$-	$94,897	$94,897

OCI [1]		-	-	-	-	(144,290)	(144,290)	-	(144,290)

Total comprehensive income (loss)		$-	$-	$-	$-	$(144,290)	$(144,290)	$94,897	$(49,393)

Income tax recovery (expense)		$(1,480)	$-	$-	$-	$-	$-	$-	$(1,480)

SBC [1] expense		-	-	647	856	-	1,503	-	1,503

Options [1] exercised	375	7,994	-	(1,503)	-	-	(1,503)	-	6,491

RSUs [1] released	125	2,784	-	-	(2,784)	-	(2,784)	-	-

Dividends (Note 17.2)	0	-	-	-	-	-	-	(44,815)	(44,815)

At March 31, 2020	448,271	$3,608,501	$83,077	$23,154	$4,477	$(97,081)	$13,627	$1,616,098	$5,238,226

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$412,907	$412,907

OCI [1]		-	-	-	-	168,280	168,280	-	168,280

Total comprehensive income		$-	$-	$-	$-	$168,280	$168,280	$412,907	$581,187

Income tax recovery (expense)		$659	$-	$-	$-	$-	$-	$-	$659

SBC [1] expense		-	-	1,518	2,411	-	3,929	-	3,929

Options [1] exercised	682	15,783	-	(2,817)	-	-	(2,817)	-	12,966

RSUs [1] released	3	73	-	-	(73)	-	(73)	-	-

Dividends (Note 17.2)	502	21,275	-	-	-	-	-	(143,671)	(122,396)

Realized gain on disposal of LTIs ¹		-	-	-	-	(56,064)	(56,064)	56,064	-

At December 31, 2020	449,458	$3,646,291	$83,077	$21,855	$6,815	$15,135	$126,882	$1,941,398	$5,714,571

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$162,002	$162,002

OCI [1]		-	-	-	-	(2,354)	(2,354)	-	(2,354)

Total comprehensive income		$-	$-	$-	$-	$(2,354)	$(2,354)	$162,002	$159,648

Income tax recovery (expense)		$1,568	$-	$-	$-	$-	$-	$-	$1,568

SBC [1] expense		-	-	516	809	-	1,325	-	1,325

Options [1] exercised	258	5,741	-	(948)	-	-	(948)	-	4,793

RSUs [1] released	116	2,800	-	-	(2,800)	-	(2,800)	-	-

Dividends (Note 17.2)		-	-	-	-	-	-	(58,478)	(58,478)

Realized gain on disposal of LTIs ¹ (Note 18.4)		-	-	-	-	(53,119)	(53,119)	53,119	-

At March 31, 2021	449,832	$3,656,400	$83,077	$21,423	$4,824	$(40,338)	$68,986	$2,098,041	$5,823,427

1)

Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The	accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of March 31, 2021, the Company has entered into 26 long-term purchase agreements (three of which are early deposit agreements), with 19 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 24 mining assets which are currently operating, 8 which are at various stages of development and 1 which has been placed in care and maintenance, located in 12 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 were authorized for issue as of May 6, 2021 in accordance with a resolution of the Board of Directors.

Business Continuity and Employee Health and Safety

In accordance with local government restrictions and guidelines, Wheaton temporarily closed its physical offices in mid-March 2020 and successfully transitioned to telecommuting for all of its employees. During the third quarter of 2020, the physical offices were re-opened on a voluntary basis.

Partner Operations

During the second quarter of 2020, six partner operations located in Mexico and Peru on which the Company has PMPAs were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19, including the Constancia, Yauliyacu, San Dimas, Los Filos, Peñasquito and Antamina mines. All these mining operations resumed operations during the third quarter of 2020 and remained in operation for the balance of 2020 and are currently all in operation. There can be no assurance that our partners’ operations that are currently operational will continue to remain operational, or operate at expected levels, for the duration of the COVID-19 virus pandemic.

2.	Basis of Presentation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2020 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2021 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

3.	Significant Accounting Policies

3.1.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

Amendment to IAS 16 - Property, Plant and Equipment

The amendments to IAS 16 prohibit deducting from the cost of property, plant and equipment the proceeds from selling items produced while bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Instead, a company will recognize such sales proceeds and related cost in the Statement of Earnings. This amendment is in effect January 1, 2022 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Statement of Earnings.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

4.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $5.6 billion at March 31, 2021. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

4.2.	Depletion

The Company’s mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

4.3.	Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been extremely volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 18.2, 18.3, and 19.1, respectively.

4.5.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including those matters described in Note 25. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments

4.6.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

●	The entities’ revenues are denominated in US dollars;

●	The entities’ cash cost of sales are denominated in US dollars;

●	The majority of the entities’ cash is held in US dollars; and

●	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.7.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which deliveries of precious metals, precious metal credits or cobalt are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 25 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.8.	Leases

The Company assesses whether a contract contains a lease and, if so, recognizes a lease liability by discounting the future lease payments by using the Company’s estimated incremental borrowing rate. If the lease agreement contains an option to extend the lease, the Company must assess the likelihood of whether that option will be exercised. The determination of whether an option to extend a lease will be exercised requires significant management judgment, and providing the Company concludes that it is reasonably certain that the option to extend will be exercised, the lease payments during the extension period will comprise part of the right-of-use asset and corresponding lease liability.

5.	Financial Instruments

5.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 16).

The Company is in compliance with the debt covenants at March 31, 2021, as described in Note 16.1.

5.2.	Categories of Financial Assets and Liabilities

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan and the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

	Note	March 31	December 31
(in thousands)		2021	2020

Financial assets

Financial assets mandatorily measured at FVTNE [1]

Cash and cash equivalents		$191,162	$192,683

Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 9	2,809	5,429

Long-term investments - warrants held	14	2,686	3,637

Convertible notes receivable	13	12,591	11,353

Investments in equity instruments designated at FVTOCI [1]

Long-term investments - common shares held	14	83,836	196,241

Financial assets measured at amortized cost

Non-revolving term loan	23	823	813

Trade receivables from sales of cobalt	9	2,936	-

Other accounts receivable	9	349	454

Total financial assets		$297,192	$410,610

Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		10,394	13,023
Bank debt	16	-	195,000
Dividends payable	17.2	58,478	-
Pension liability		1,841	1,670

Total financial liabilities		$70,713	$209,693

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at March 31, 2021 is considered to be negligible.

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		March 31	December 31
(in thousands)	Note	2021	2020

Cash and cash equivalents		$191,162	$192,683

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	2,809	5,429

Trade receivables from sales of cobalt	9	2,936	-

Other accounts receivables	9	349	454

Non-revolving term loan	23	823	813

Convertible notes receivable	13	12,591	11,353

Maximum exposure to credit risk related to financial assets		$210,670	$210,732

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

As it relates to the non-revolving term loan and the convertible note receivable, the Company has a security interest in the applicable mining concessions relative to Kutcho Copper Corp. (“Kutcho”) and with some exceptions, all present and after acquired property of Kutcho and its applicable subsidiaries.

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at March 31, 2021, the Company had cash and cash equivalents of $191 million (December 31, 2020 - $193 million) and working capital of $105 million (December 31, 2020 - $171 million).

The Company holds equity investments of several companies (Note 14) with a combined market value at March 31, 2021 of $87 million (December 31, 2020 - $200 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at March 31, 2021

(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Total

Non-derivative financial liabilities

Accounts payable and accrued liabilities	$10,394	$-	$-	$-	$10,394

Performance share units [1]	16,868	12,810	-	-	29,678

Pension liability [2]	1,841	-	-	-	1,841

Lease liability	1,053	3,204	400	-	4,657

Dividends payable	58,478	-	-	-	58,478

Total	$88,634	$16,014	$400	$-	$105,048

1)	Assumes a weighted average performance factor of 186% (see Note 19.1).
2)	Any benefits under the SERP will be paid out to the employee over a 10-year period, or at the employee’s election, a shorter period upon the employee’s retirement from the Company.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31	December 31
(in thousands)	2021	2020

Monetary assets

Cash and cash equivalents	$3,853	$5,041

Accounts receivable	99	71

Long-term investments - common shares held	83,411	195,816

Long-term investments - warrants held	2,686	3,637

Convertible note receivable	12,591	11,353

Non-revolving term loan	823	813

Other long-term assets	3,563	3,519

Total Canadian dollar denominated monetary assets	$107,026	$220,250

Monetary liabilities

Accounts payable and accrued liabilities	$6,193	$8,011

Performance share units	23,881	23,405

Lease liability	2,310	2,403

Pension liability	1,841	1,670

Total Canadian dollar denominated monetary liabilities	$34,225	$35,489

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at March 31, 2021
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,061)	$1,061

Increase (decrease) in other comprehensive income	8,341	(8,341)

Increase (decrease) in total comprehensive income	$7,280	$(7,280)

	As at December 31, 2020
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(1,105)	$1,105

Increase (decrease) in other comprehensive income	19,582	(19,582)

Increase (decrease) in total comprehensive income	$18,477	$(18,477)

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three months ended March 31, 2021, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.17% (2020 – 3.03%).

During the three months ended March 31, 2021 and 2020, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $0.2 million and $2 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three months ended March 31, 2021 and 2020 would have increased/decreased by approximately $8 million and $16 million, respectively as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		March 31, 2021

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$191,162	$191,162	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	2,809	-	2,809	-

Long-term investments - common shares held	14	83,836	83,836	-	-

Long-term investments - warrants held	14	2,686	-	2,686	-

Kutcho Convertible Note	13	12,591	-	-	12,591

		$293,084	$274,998	$5,495	$12,591

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

		December 31, 2020

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents		$192,683	$192,683	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	9	5,429	-	5,429	-

Long-term investments - common shares held	14	196,241	196,241	-	-

Long-term investments - warrants held	14	3,637	-	3,637	-

Kutcho Convertible Note	13	11,353	-	-	11,353

		$409,343	$388,924	$9,066	$11,353

The non-revolving term loan, which requires regularly scheduled payments of interest and principal, is carried at amortized cost. Trade accounts receivables, other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, the non-revolving term loan as well as other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of gold and silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significant affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Notes Receivable

The fair value of the Kutcho Convertible Note and the previously owned Gold X Convertible Note (Note 13), which are not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the respective convertible notes receivable.

As the expected volatility and market interest rate are not observable inputs, these convertible notes receivable are classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other (Income) Expense (Note 8).

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Relative to the Kutcho Convertible Note, management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 29% and has used an implied volatility of 30% in valuing the convertibility feature.

Holding all other variables constant, a fluctuation in interest rates of 1% and a fluctuation in the implied volatility used of 5% would have impacted the valuation as below:

	As at March 31, 2021

	Change in interest rate		Change in volatility
(in thousands)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%

Kutcho Convertible Note	$(372)	$386	$355	$(326)

6.	Revenue

	Three Months Ended March 31

(in thousands)	2021		2020

Sales
Gold credit sales	$135,025	41%	$159,522	63%
Silver
Silver credit sales	$146,163	45%	$69,506	27%
Concentrate sales	27,720	9%	14,411	6%
Total silver sales	$173,883	54%	$83,917	33%
Palladium credit sales	$12,275	4%	$11,350	4%
Cobalt sales	$2,936	1%	$-	0%

Total sales revenue	$324,119	100%	$254,789	100%

Gold, Silver and Palladium Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through a network of third party brokers or dealers. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at March 31, 2021 or December 31, 2020. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales

Under certain PMPAs, gold and/or silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold and the retroactive pricing adjustment for the Quotational Period are not significant and do not constrain the recognition of revenue.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Cobalt Sales

Cobalt is sold to a third-party sales agent who then onsells the cobalt to Wheaton approved third party customers. Revenue from the sale of cobalt is recognized once the third party customer and sales terms have been agreed to between Wheaton and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

		Three Months Ended March 31

(in thousands)	Note	2021	2020

Salaries and benefits

Salaries and benefits, excluding PSUs		$4,709	$4,135

PSUs [1]	19.1	305	3,277

Total salaries and benefits		$5,014	$7,412

Depreciation		475	511

Donations		510	341

Professional fees		1,617	403

Other		3,030	3,011

General and administrative before equity settled stock based compensation		$10,646	$11,678

Equity settled stock based compensation [2]

Stock options	18.2	$516	$647

RSUs	18.3	809	856

Total equity settled stock based compensation		$1,325	$1,503

Total general and administrative		$11,971	$13,181

1)

The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 186% during the three months ended March 31, 2021 as compared to 190% during the comparable period of 2020.

2)	Equity settled stock based compensation is a non-cash expense.

8.	Other (Income) Expense

		Three Months Ended March 31

(in thousands)	Note	2021	2020

Interest income		$(2)	$(117)

Foreign exchange loss (gain)		417	(1,483)

Net (gain) loss arising on financial assets mandatorily measured at FVTPL ¹

(Gain) loss on fair value adjustment of share purchase warrants held	14	950	71

(Gain) loss on fair value adjustment of convertible notes receivable	13	(1,238)	790
Other		(8)	142

Total other (income) expense		$119	$(597)

1)	FVTPL refers to Fair Value Through Profit or Loss.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

9.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2021	2020
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$2,809	$5,429
Trade receivables from sales of cobalt	6	2,936	-
Other accounts receivable		349	454

Total accounts receivable		$6,094	$5,883

10.	Mineral Stream Interests

	Three Months Ended March 31, 2021

	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Mar 31, 2021
(in thousands)	Balance Jan 1, 2021	Additions (Reductions)	Balance Mar 31, 2021	Balance Jan 1, 2021	Depletion	Balance Mar 31, 2021

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(550,532)	$(19,217)	$(569,749)	$2,490,127

Sudbury [2]	623,864	-	623,864	(302,848)	(3,781)	(306,629)	317,235

Constancia	136,058	-	136,058	(30,489)	(528)	(31,017)	105,041

San Dimas	220,429	-	220,429	(38,227)	(3,311)	(41,538)	178,891

Stillwater [3]	239,352	-	239,352	(15,042)	(1,220)	(16,262)	223,090

Other [4]	402,232	65	402,297	(394,706)	-	(394,706)	7,591

	$4,681,811	$65	$4,681,876	$(1,331,844)	$(28,057)	$(1,359,901)	$3,321,975

Silver interests

Peñasquito	$524,626	-	524,626	$(174,054)	$(7,715)	$(181,769)	$342,857

Antamina	900,343	-	900,343	(273,409)	(14,533)	(287,942)	612,401

Constancia	302,948	-	302,948	(85,904)	(2,616)	(88,520)	214,428

Other [5]	1,281,228	151,162	1,432,390	(806,253)	(13,900)	(820,153)	612,237

	$3,009,145	$151,162	$3,160,307	$(1,339,620)	$(38,764)	$(1,378,384)	$1,781,923

Palladium interests

Stillwater [3]	$263,721	$-	$263,721	$(22,332)	$(2,271)	$(24,603)	$239,118

Cobalt interests

Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$(2,162)	$(168,074)	$225,348

	$8,348,099	$151,227	$8,499,326	$(2,859,708)	$(71,254)	$(2,930,962)	$5,568,364

1)

Includes cumulative impairment charges to March 31, 2021 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, Marmato and Santo Domingo gold interests.
5)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, 777, Marmato and Cozamin silver interests.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

	Year Ended December 31, 2020

	Cost			Accumulated Depletion & Impairment [1]			Carrying Amount Dec 31, 2020
(in thousands)	Balance Jan 1, 2020	Additions (Reductions)	Balance Dec 31, 2020	Balance Jan 1, 2020	Depletion	Balance Dec 31, 2020

Gold interests

Salobo	$3,059,876	$-	$3,059,876	$(454,619)	$(95,913)	$(550,532)	$2,509,344

Sudbury [2]	623,864	-	623,864	(279,821)	(23,027)	(302,848)	321,016

Constancia	136,058	-	136,058	(25,652)	(4,837)	(30,489)	105,569

San Dimas	220,429	-	220,429	(26,062)	(12,165)	(38,227)	182,202

Stillwater [3]	239,352	-	239,352	(9,358)	(5,684)	(15,042)	224,310

Other [4]	402,232	-	402,232	(389,064)	(5,642)	(394,706)	7,526

	$4,681,811	$-	$4,681,811	$(1,184,576)	$(147,268)	$(1,331,844)	$3,349,967

Silver interests

Peñasquito	$524,626	-	$524,626	$(149,924)	$(24,130)	$(174,054)	$350,572

Antamina	900,343	-	900,343	(231,533)	(41,876)	(273,409)	626,934

Constancia	302,948	-	302,948	(74,761)	(11,143)	(85,904)	217,044

Other [5]	1,283,054	(1,826)	1,281,228	(795,361)	(10,892)	(806,253)	474,975

	$3,010,971	$(1,826)	$3,009,145	$(1,251,579)	$(88,041)	$(1,339,620)	$1,669,525

Palladium interests Stillwater [3]	$263,721	$-	$263,721	$(13,752)	$(8,580)	$(22,332)	$241,389

Cobalt interests Voisey’s Bay	$393,422	$-	$393,422	$(165,912)	$-	$(165,912)	$227,510

	$8,349,925	$(1,826)	$8,348,099	$(2,615,819)	$(243,889)	$(2,859,708)	$5,488,391

1)

Includes cumulative impairment charges to December 31, 2020 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $166 million.

2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	Comprised of the Minto, Rosemont, 777, and Marmato gold interests.
5)

Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, Cozamin and 777 silver interests. During the third quarter of 2020, Wheaton agreed to modify the Keno Hill PMPA as it relates to the delivery payment per ounce of silver in exchange for 2 million common share purchase warrants from Alexco. The fair value of these warrants have been reflected as a reduction to the cost base of the Keno Hill silver interest.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2021			December 31, 2020

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,097,654	$392,473	$2,490,127	$2,085,359	$423,985	$2,509,344

Sudbury [1]	254,174	63,061	317,235	269,834	51,182	321,016

Constancia	98,060	6,981	105,041	97,539	8,030	105,569

San Dimas	72,741	106,150	178,891	73,514	108,688	182,202

Stillwater [2]	200,157	22,933	223,090	199,616	24,694	224,310

Other [3]	7,526	65	7,591	7,526	-	7,526

	$2,730,312	$591,663	$3,321,975	$2,733,388	$616,579	$3,349,967

Silver interests

Peñasquito	$258,558	$84,299	$342,857	$258,267	$92,305	$350,572

Antamina	265,326	347,075	612,401	279,859	347,075	626,934

Constancia	202,907	11,521	214,428	202,475	14,569	217,044

Other [4]	292,563	319,674	612,237	98,383	376,592	474,975

	$1,019,354	$762,569	$1,781,923	$838,984	$830,541	$1,669,525

Palladium interests

Stillwater [2]	$229,148	$9,970	$239,118	$231,747	$9,642	$241,389

Cobalt interests

Voisey’s Bay	$201,741	$23,607	$225,348	$203,436	$24,074	$227,510

	$4,180,555	$1,387,809	$5,568,364	$4,007,555	$1,480,836	$5,488,391

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Rosemont, 777 and Marmato gold interests.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Rosemont, Cozamin and 777 silver interests.

Acquisition of Santo Domingo Precious Metals Purchase Agreement

On March 25, 2021, the Company announced that it had entered into a PMPA with Capstone in respect to the Santo Domingo project located in the Atacama Region of Chile. Upon closing, the Company will purchase 100% of the payable gold production until 285,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine. The Company will pay Capstone a total upfront cash consideration of $290 million, $30 million of which was payable upon closing which occurred on April 21, 2021 and the remainder of which is payable during construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton will make ongoing payments for gold ounces delivered equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter.

11.	Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid 1, [2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement
Toroparu	Gold X	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine
Cotabambas	Panoro	Peru	10,750	129,250	140,000	25%	³	100%	³	Life of Mine
Kutcho	Kutcho	Canada	7,000	58,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$33,250	$325,250	$358,500

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of gold and silver production for the life of mine.

12.	Mineral Royalty Interest

On January 5, 2021, the Company purchased from Alexco, for $3 million (Cdn$4 million), a 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Golden Predator Exploration Ltd. (“Golden Predator”) owned Brewery Creek quartz mineral claims (the “Brewery Creek Mineral Claims”) located in the Yukon Territories, Canada and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

13.	Convertible Notes Receivable

Kutcho Copper Corp.

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first six interest payments, with all deferred payments being due no later than December 31, 2023. The deferred interest carries interest at 15% per annum, compounded semi-annually.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note, excluding outstanding deferred interest, into common shares of Kutcho at Cdn$0.8125 per share. Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

Gold X Mining Corp.

Effective December 24, 2019, in connection with the Toroparu Early Deposit Agreement (Note 11), the Company advanced $10 million to Gold X as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The Gold X Convertible Note carried interest at 10% per annum, compounded semi-annually and payable annually.

Effective July 14, 2020, the Company elected to convert the outstanding principal relative to the Gold X Convertible Note into common shares of Gold X at Cdn$3.20 per share, with the outstanding amounts being converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 13, 2020. In addition, the accrued interest relative to the Gold X Convertible Note was converted to common shares of Gold X at Cdn$3.57 per share. As a result,

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

on July 14, 2020 the Company received 4,467,317 common shares of Gold X and the Gold X Convertible Note was retired.

Convertible Notes Receivable Valuation Summary

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

The value of the Gold X Convertible Note, which was converted into common shares of Gold X effective July 14, 2020, was determined by reference to the value of the shares received. Prior to electing to convert this convertible note receivable into common shares of Gold X, the Gold X Convertible Note was revalued quarterly using the same methodology as the Kutcho Convertible Note above.

A summary of the fair value of these convertible instruments during the three months ended March 31, 2021 and 2020 is presented below:

	Three Months Ended March 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2021

Kutcho	$11,353	$-	$-	$1,238	$12,591

	Three Months Ended March 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Amount Advanced	Value Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2020

Kutcho	$11,837	$-	$-	$(1,000)	$10,837
Gold X	10,019	-	-	210	10,229

Total	$21,856	$-	$-	$(790)	$21,066

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

14.	Long-Term Equity Investments

Common Shares Held

	Three Months Ended March 31, 2021

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2021	Realized Gain on Disposal

Bear Creek	13,264	10.70%	$32,609	$-	$-	$(9,720)	$22,889	$-
Sabina	11,700	3.36%	30,233	-	-	(13,392)	16,841	-
First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530
Other			37,415	-	-	6,691	44,106	-

Total			$196,241	$-	$(112,188)	$(217)	$83,836	$60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation related to the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Three Months Ended March 31, 2020

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2019	Cost of Additions [1]	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2020	Realized Loss on Disposal

Bear Creek	13,264	11.92%	$27,983	$-	$-	$(16,950)	$11,033	$-
Sabina	11,700	3.95%	17,296	-	-	(7,647)	9,649	-
First Majestic	20,240	9.65%	248,137	-	-	(122,854)	125,283	-
Other			16,341	1,359	-	(6,692)	11,008	-

Total			$309,757	$1,359	$-	$(154,143)	$156,973	$-

1)	Additions relate to the subscription rights of Aris Gold Corporation, (“Aris Gold”, formerly Caldas Gold Corp.) being automatically converted into common shares of Aris Gold on February 28, 2020.
2)	Fair value gains (losses) are reflected as a component of OCI.

Warrants Held

	Three Months Ended March 31, 2021

(in thousands)	Fair Value at Dec 31, 2020	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2021
Other	$3,637	$-	$-	$(950)	$2,686

	Three Months Ended March 31, 2020

(in thousands)	Fair Value at Dec 31, 2019	Cost of Additions	Value of Warrants Converted into Shares	Fair Value Adjustment Gains (Losses)	Fair Value at Mar 31, 2020
Other	$-	$165	$-	$(71)	$94

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

15.	Property, Plant and Equipment

	March 31, 2021
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2021	$4,382	$4,793	$4,131	$13,306
Additions	-	-	81	81
Disposals	-	-	-	-
Balance - March 31, 2021	$4,382	$4,793	$4,212	$13,387
Accumulated Depreciation
Balance - January 1, 2021	$(2,906)	$(1,444)	$(2,667)	$(7,017)
Disposals	-	-	-	-
Depreciation	(80)	(187)	(112)	(379)
Balance - March 31, 2021	$(2,986)	$(1,631)	$(2,779)	$(7,396)
Net book value - March 31, 2021	$1,396	$3,162	$1,433	$5,991

	December 31, 2020
(in thousands)	Leasehold Improvements	Right of Use Assets - Property	Other	Total
Cost
Balance - January 1, 2020	$4,380	$4,738	$3,836	$12,954
Additions	2	55	429	486
Disposals	-	-	(134)	(134)
Balance - December 31, 2020	$4,382	$4,793	$4,131	$13,306
Accumulated Depreciation
Balance - January 1, 2020	$(2,518)	$(704)	$(2,421)	$(5,643)
Disposals	-	-	134	134
Depreciation	(388)	(740)	(380)	(1,508)
Balance - December 31, 2020	$(2,906)	$(1,444)	$(2,667)	$(7,017)

Net book value - December 31, 2020	$1,476	$3,349	$1,464	$6,289

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

16.	Credit Facilities

16.1.	Bank Debt

	March 31	December 31
(in thousands)	2021	2020
Current portion	$-	$-
Long-term portion	-	195,000

Gross bank debt outstanding [1]	$-	$195,000

1)	There is $5 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other (see Note 24).

The Company’s $2 billion revolving term loan (“Revolving Facility”) matures on February 27, 2025.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2021.

Effective February 27, 2020, at the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.00% to 2.05%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.20% to 0.41% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

16.2.	Lease Liabilities

The lease liability relative to the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	March 31	December 31
(in thousands)	2021	2020
Current portion	$789	$773
Long-term portion	2,687	2,864

Total lease liabilities	$3,476	$3,637

The maturity analysis of these leases is as follows:

March 31
(in thousands)	2021
Not later than 1 year	$789
Later than 1 year and not later than 5 years	2,687
Later than 5 years	-

Total lease liabilities	$3,476

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

16.3.	Finance Costs

A summary of the Company’s finance costs relative to the above facilities during the period is as follows:

		Three Months Ended March 31

(in thousands)	Note	2021	2020

Interest Expense During Period
Average principal outstanding during period		$78,022	$784,472
Average effective interest rate during period	16.1	1.17%	3.03%
Total interest expense incurred during period		$229	$5,945
Costs related to undrawn credit facilities	16.1	1,311	1,140
Interest expense - lease liabilities	16.2	33	33
Total finance costs		$1,573	$7,118

17.	Issued Capital

	Note	March 31	December 31
(in thousands)		2021	2020

Issued capital

Share capital issued and outstanding: 449,832,574 common shares (December 31, 2020: 449,458,394 common shares)	17.1	$3,656,400	$3,646,291

17.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2021, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2020 to March 31, 2021 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2020	447,771,433

Share purchase options exercised [1]	374,235	Cdn$	24.83

Restricted share units released [1]	124,910	Cdn$	0.00

At March 31, 2020	448,270,578

Share purchase options exercised [1]	682,128	Cdn$	26.17

Restricted share units released [1]	3,495	Cdn$	0.00

Dividend reinvestment plan [2]	502,193	US$	37.87

At December 31, 2020	449,458,394

Share purchase options exercised [1]	258,000	Cdn$	23.24

Restricted share units released [1]	116,180	Cdn$	0.00

At March 31, 2021	449,832,574

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 1%.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) in ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents under the equity offering sales agreement dated April 16, 2020.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 31, 2021, the Company has not issued any shares under the ATM program.

17.2.	Dividends Declared

	Three Months Ended March 31
(in thousands, except per share amounts)	2021	2020

Dividends declared per share	$0.13	$0.10

Average number of shares eligible for dividend	449,828	448,145

Total dividends declared	$58,478	$44,815

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.
2)	As at March 31, 2021, cumulative dividends of $1,325 million have been declared by the Company.

18.	Reserves

	Note	March 31	December 31
(in thousands)		2021	2020

Reserves
Share purchase warrants	18.1	$83,077	$83,077
Share purchase options	18.2	21,423	21,855
Restricted share units	18.3	4,824	6,815
Long-term investment revaluation reserve, net of tax	18.4	(40,338)	15,135

Total reserves		$68,986	$126,882

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

18.1.	Share Purchase Warrants

The Company’s share purchase warrants (“warrants”) are presented below:

	Number of Warrants	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

Warrants outstanding	10,000,000	$43.75	1.00	$83,077

The warrants expire on February 28, 2023. Each warrant entitles the holder the right to purchase one of the Company’s common shares.

18.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two to three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31

	2021	2020

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$49.86	Cdn$33.47

Expected dividend yield	1.53%	1.78%

Expected volatility	35%	30%

Risk-free interest rate	0.51%	0.52%

Expected option life, in years	3.0	2.5

Weighted average fair value per option granted	Cdn$10.69	Cdn$5.57

Number of options issued during the period	317,560	451,110

Total fair value of options issued (000’s)	$2,720	$1,807

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2020 to March 31, 2021 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2020	2,394,490	Cdn$27.08

Granted (fair value - $2 million or Cdn$5.57 per option)	451,110	33.47
Exercised	(374,235)	24.83
At March 31, 2020	2,471,365	Cdn$28.91

Exercised	(682,128)	26.17
Forfeited	(2,420)	32.01
At December 31, 2020	1,786,817	Cdn$29.54

Granted (fair value - $3 million or Cdn$10.69 per option)	317,560	49.86
Exercised	(258,000)	23.24

At March 31, 2021	1,846,377	Cdn$33.90

As it relates to share purchase options, during the three months ended March 31, 2021, the weighted average share price at the time of exercise was Cdn$49.23, as compared to Cdn$39.17 per share during the comparable period in 2020.

18.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2020 to March 31, 2021 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2020	366,323	$21.67

Granted (fair value - $3 million)	131,730	24.08
Released	(124,910)	22.29
At March 31, 2020	373,143	$22.32

Granted	1,230	43.61
Released	(3,495)	20.85
Forfeited	(620)	24.11
At December 31, 2020	370,258	$22.40

Granted (fair value - $4 million)	96,680	39.95
Released	(116,180)	24.73

At March 31, 2021	350,758	$26.68

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

During the three months ended March 31, 2021, the Company issued 96,680 RSUs with a fair value of $4 million or Cdn$49.86 per RSU. For the same period in 2020, the Company issued 131,730 RSUs with a fair value of $3 million or Cdn$33.48 per RSU.

18.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 14) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2020 to March 31, 2021 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2020	$57,062	$(9,853)	$47,209

Unrealized gain (loss) on LTIs [1]	(154,143)	9,853	(144,290)

At March 31, 2020	$(97,081)	$-	$(97,081)

Unrealized gain (loss) on LTIs [1]	179,999	(11,719)	168,280

Reallocate reserve to retained earnings upon disposal of LTIs [1]	(60,815)	4,751	(56,064)

At December 31, 2020	$22,103	$(6,968)	$15,135

Unrealized gain (loss) on LTIs [1]	(217)	(2,137)	(2,354)

Reallocate reserve to retained earnings upon disposal of LTIs [1]	(60,530)	7,411	(53,119)

At March 31, 2021	$(38,644)	$(1,694)	$(40,338)

1)	LTIs refers to long-term investments in common shares held.

19.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 18.2), restricted share units (Note 18.3) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2020 to March 31, 2021 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2020	604,692	$ 19,069

Granted	193,830	-

Accrual related to the fair value of the PSUs outstanding	-	3,277

Foreign exchange adjustment	-	(1,303)

At March 31, 2020	798,522	$ 21,043

Accrual related to the fair value of the PSUs outstanding	-	18,249

Foreign exchange adjustment	-	1,917

Paid	(204,142)	(12,123)

Forfeited	(1,230)	(5)

At December 31, 2020	593,150	$ 29,081

Granted	134,180	-

Accrual related to the fair value of the PSUs outstanding	-	305

Foreign exchange adjustment	-	292
At March 31, 2021	727,330	$ 29,678

A summary of the PSUs outstanding at March 31, 2021 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Mar 31, 2021	PSU Liability at Mar 31, 2021
2018	2021	213,820	$39.45	200%	100%	16,868
2019	2022	186,730	$39.04	198%	67%	9,688
2020	2023	192,600	$38.52	119%	35%	3,051
2021	2024	134,180	$38.08	101%	1%	71
		727,330				$29,678

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2021	2020

Basic weighted average number of shares outstanding	449,509	447,805

Effect of dilutive securities

Share purchase options	718	706

Restricted share units	373	380

Diluted weighted average number of shares outstanding	450,600	448,891

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$50.25, compared to Cdn$38.82 for the comparable period in 2020.

	Three Months Ended March 31
(in thousands)	2021	2020

Share purchase options	-	8

Share purchase warrants	10,000	10,000

Total	10,000	10,008

21.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended March 31
(in thousands)	2021	2020

Change in non-cash working capital

Accounts receivable	$(212)	$4,322

Accounts payable and accrued liabilities	(1,879)	543

Other	119	(245)

Total change in non-cash working capital	$(1,972)	$4,620

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

22.	Income Taxes

A summary of the Company’s income tax expense (recovery) is as follows:

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2021	2020
Current income tax expense (recovery)	$(5,413)	$49
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$11,513	$3,225
Write down (reversal of write down) or recognition of prior period temporary differences	(6,602)	5,168

Total deferred income tax expense (recovery)	$4,911	$8,393

Income tax expense (recovery) recognized in net earnings	$(502)	$8,442

Income tax recognized as a component of OCI is comprised of the following:

	Three Months Ended March 31
(in thousands)	2021	2020

Income tax expense (recovery) related to LTIs - common shares held	$2,137	$(9,853)

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2021	2020

Income tax expense (recovery) recognized in equity	$(1,568)	$1,480

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2021	2020

Earnings before income taxes	$161,500	$103,338
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense (recovery) based on above rates	$43,605	$27,901
Non-deductible stock based compensation and other	763	858
Differences in tax rates in foreign jurisdictions	(42,442)	(29,347)
Current period unrecognized temporary differences	4,174	3,862
Write down (reversal of write down) or recognition of prior period temporary differences	(6,602)	5,168

Income tax expense (recovery)	$(502)	$8,442

The majority of the Company’s income generating activities, including the sale of precious metals, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2021 and the year ended December 31, 2020 is shown below:

	Three Months Ended March 31, 2021
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital loss carryforward [1]	$5,894	$(682)	$-	$(384)	$4,828
Capital loss carryforward	761	-	(761)	-	-
Other [2]	5,500	(4,057)	-	-	1,443

Deferred tax liabilities

Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees [3]	(728)	20	-	-	(708)
Unrealized gains on long-term investments	(7,808)	7	6,035	-	(1,766)
Mineral stream interests [4]	(3,532)	(178)	-	-	(3,710)
Foreign withholding tax	(214)	(21)	-	-	(235)

Total	$(214)	$(4,911)	$5,274	$(384)	$(235)

1)	As at March 31, 2021, the Company had recognized the tax effect on $18 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, charitable donation carryforward and PSU and pension liabilities.
3)

Debt and share financing fees are deducted over a five year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)

The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 4.2.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

	Year Ended December 31, 2020
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets
Non-capital loss carryforward	$8,756	$(2,077)	$-	$(785)	$5,894
Capital loss carryforward	8,953	(4,733)	(3,459)	-	761
Other	694	4,806	-	-	5,500
Deferred tax liabilities
Interest capitalized for accounting	(87)	-	-	-	(87)
Debt and share financing fees	(711)	18	-	(35)	(728)
Unrealized gains on long-term investments	(14,073)	(79)	6,344	-	(7,808)
Mineral stream interests	(3,532)	-	-	-	(3,532)
Foreign withholding tax	(148)	(66)	-	-	(214)
Total	$(148)	$(2,131)	$2,885	$(820)	$(214)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
(in thousands)	2021	2020

Non-capital loss carryforward [1]	$20,542	$26,313

Mineral stream interests	94,143	96,646

Other	6,526	2,296

Kutcho Convertible Note	1,255	1,330

Unrealized losses on long-term investments	7,412	5,125

Total	$129,878	$131,710

1)	As at March 31, 2021, the Company had not recognized the tax effect on $76 million of non-capital losses as a deferred tax asset.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

23.	Other Current Assets

The composition of other current assets is shown below:

		March 31	December 31

(in thousands)	Note	2021	2020

Non-revolving term loan		$823	$813

Prepaid expenses		1,703	2,388

Cobalt inventory		1,638	-

Other		64	64

Total other current assets		$4,228	$3,265

Non-revolving term loan

On November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho can draw up to a maximum of $1 million (Cdn$1.3 million). The credit facility carries interest at 15% per annum, compounded monthly and has a revised maturity date of December 31, 2021.

Cobalt inventory

When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Inventory is stated at the lower of cost and net realizable value less estimated costs necessary to make the sale and includes depletion.

24.	Other Long-Term Assets

The composition of other long-term assets is shown below:

		March 31	December 31

(in thousands)	Note	2021	2020

Intangible assets		$2,940	$3,036

Debt issue costs - Revolving Facility	16.1	4,881	5,202

Other		5,042	5,004

Total other long-term assets		$12,863	$13,242

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

25.	Commitments and Contingencies

Mineral Stream Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver and palladium and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased				Per Unit of Measurement Cash Payment [1]				Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Gold	Silver	Palladium	Cobalt
Peñasquito	0%	25%	0%	0%	n/a	$4.29	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	$408 ²	$6.02 ²	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	$412	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	$400	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	n/a	20%	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable [3]	0% [3]	0%	0%	$616	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% [4]	0%	18% [5]	n/a	18%[5]	n/a	Life of Mine	16-Jul-18
Voisey’s Bay	0%	0%	0%	42.4% [6]	n/a	n/a	n/a	18%[7]	Life of Mine	11-Jun-18
Other
Los Filos	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	n/a	$4.46	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100%[8]¸	0%	0%	n/a	$8.94 [9]	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	n/a	$11.43	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	n/a	$4.34	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100%[10]	0%	0%	n/a	50%	n/a	n/a	50 years	5-Jun-07
Minto	100%[11]	100%	0%	0%	65% ¹²	$4.31	n/a	n/a	Life of Mine	20-Nov-08
Keno Hill	0%	25%	0%	0%	n/a	variable ¹³	n/a	n/a	Life of Mine	2-Oct-08
Pascua-Lama	0%	25%	0%	0%	n/a	$3.90	n/a	n/a	Life of Mine	8-Sep-09
Rosemont	100%	100%	0%	0%	$450	$3.90	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	n/a	$4.00	n/a	n/a	Life of Mine	n/a 14´
777	50%	100%	0%	0%	$425 ²	$6.26 ²	n/a	n/a	Life of Mine	8-Aug-12
Marmato	6.5% [15]	100% [15]	0%	0%	18% [16]	18%[16]	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50%[17]	0%	0%	n/a	10%	n/a	n/a	Life of Mine	10-Dec-20
Santo Domingo	100%[20]	0%	0%	0%	18%[5]	n/a	n/a	n/a	Life of Mine	24-Mar-21
Early Deposit
Toroparu	10%	50%	0%	0%	$400	$3.90	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% [18]	100% ¸18	0%	0%	$450	$5.90	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100% [19]	100% [19]	0%	0%	20%	20%	n/a	n/a	Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per ounce of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.44, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)

The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)

To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	The Company will purchase an amount equal to 100% of the first 1.5 million ounces of payable silver produced at Yauliyacu per annum and 50% of any excess.
9)

Should the market price of silver exceed $20 per ounce, in addition to the $8.94 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.94 per ounce of silver delivered.

10)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
12)

The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

13)

Effective July 2020, the price paid per ounce of silver delivered under the Keno Hill PMPA has been modified to be between 10% of the spot price of silver when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

14)	Terms of the agreement not yet finalized.
15)

Once Wheaton has received 190,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 3.25% and 50%, respectively.

16)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
17)	Once Wheaton has received 10 million ounces, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
18)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

19)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, attributable production will decrease to 66.67% of gold and silver production for the life of mine.
20)	Once the Company has received 285,000 ounces of gold the Company’s attributable gold production will be reduced to 67%.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2021	2022 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments	Total
Payments for mineral stream interests
Rosemont [1]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	38,000	-	-	-	38,000	72,000	110,000
Santo Domingo	30,000	-	-	-	30,000	260,000	290,000
Salobo [2]	-	670,000	-	-	670,000	-	670,000
Payments for early deposit mineral stream interest
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	750	2,500	-	-	3,250	126,000	129,250
Kutcho	-	-	-	-	-	58,000	58,000
Non-revolving credit facility [3]	211	-	-	-	211	-	211
Leases liabilities	677	2,755	340	-	3,772	-	3,772

Total contractual obligations	$69,638	$675,255	$340	$-	$745,233	$917,550	$1,662,783

1)	Includes contingent transaction costs of $1 million.
2)

As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million.

3)	Represents the maximum amount available to Kutcho under the non-revolving credit facility (Note 24).

Rosemont

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the Rosemont PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD such that Rosemont cannot proceed with construction at this time. On June 22, 2020 Hudbay announced that they had filed the initial brief with the U.S. Court of Appeals for the Ninth Circuit in relation to appealing this decision. As per Hudbay’s MD&A for the year ended December 31, 2020, final briefs were filed in November 2020 and the oral hearing was completed in early February 2021. Hudbay indicates that a decision from the Ninth Circuit is expected in the second half of 2021.

Loma de La Plata

In connection with the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“Pan American”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato

In connection with the Marmato PMPA, the Company is committed to pay Aris Gold total upfront cash payments of $110 million, $34 million of which was paid on April 15, 2021; $4 million of which is payable on or before October 15, 2021; and the remaining portion of which is payable during the construction of the MDZ development portion of the Marmato mine, subject to customary conditions.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Gold X an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2021 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Gold X may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million which is non-refundable. Gold X has filed a Preliminary Economic Assessment defining the re-scoping of the Toroparu project, including a revised operating plan.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $11 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $3 million to Panoro, spread over up to three years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). In October 2018, Vale’s Board of Directors approved the investment in the Salobo III mine expansion (the “Salobo Expansion”). The Salobo Expansion is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up in the first half of 2022 with a ramp-up of 15 months, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up.

If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $923 million if throughput is expanded beyond 40 Mtpa by January 1, 2022. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2022, the Company would expect to pay an estimated expansion payment of between $570 million to $670 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Santo Domingo

In connection with the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was payable upon closing which occurred on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Canada Revenue Agency – Canada Revenue Agency – 2013-2015 Taxation Years - Domestic Reassessments

The Company received Notices of Reassessment in 2018 and 2019 for the 2013 to 2015 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Domestic Reassessments assessed tax, interest and other penalties of $8 million.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

If CRA were to apply the methodology in the Domestic Reassessments to taxation years subsequent to 2015, the Company estimates that losses would arise that could be carried back to reduce tax and interest relating to the Domestic Reassessments to approximately $2 million.

Canadian Shareholder Class Action

During July 2015, the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”). By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed a class of persons and entities who acquired common shares of Wheaton Precious Metals Corp. between August 14, 2013 and July 6, 2015 and held some or all of such common shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes: (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier. It is expected that the certification and leave motions will be jointly heard in October 2021.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the 2018 settlement with the CRA of the transfer pricing dispute relating to the 2005-2010 taxation years (“CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on applicable law or jurisprudence, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

26.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2021
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo	$92,356	$21,193	$19,217	$51,946	$71,163	$2,490,127

Sudbury [1]	6,688	1,476	3,781	1,431	5,219	317,235

Constancia	3,010	684	528	1,798	2,326	105,041

San Dimas	18,450	6,288	3,311	8,851	12,162	178,891

Stillwater	5,521	1,011	1,220	3,290	4,510	223,090

Other [2]	9,000	3,122	-	5,878	5,855	7,591

Total gold interests	$135,025	$33,774	$28,057	$73,194	$101,235	$3,321,975

Silver

Peñasquito	$56,983	$9,328	$7,715	$39,940	$47,655	$342,857

Antamina	50,581	9,990	14,533	26,058	40,591	612,401

Constancia	9,072	2,084	2,616	4,372	6,988	214,428

Other [3]	57,247	20,758	13,900	22,589	39,098	612,237

Total silver interests	$173,883	$42,160	$38,764	$92,959	$134,332	$1,781,923

Palladium

Stillwater	$12,275	$2,191	$2,271	$7,813	$10,084	$239,118

Cobalt

Voisey’s Bay	$2,936	$658	$1,081	$1,197	$(966)	$225,348

Total mineral stream interests	$324,119	$78,783	$70,173	$175,163	$244,685	$5,568,364

Other

General and administrative				$(11,971)	$(13,592)

Finance costs				(1,573)	(1,229)

Other				(119)	2,321

Income tax				502	(31)

Total other				$(13,161)	$(12,531)	$360,048

Consolidated				$162,002	$232,154	$5,928,412

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777, Minto and Marmato gold interests and the non-operating Rosemont gold interest.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests and the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Three Months Ended March 31, 2020
	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)

Gold

Salobo	$119,094	$30,580	$28,055	$60,459	$89,137	$2,577,202

Sudbury [1]	7,641	1,929	3,993	1,719	5,616	340,050

Constancia	5,294	1,346	1,125	2,823	3,948	109,281

San Dimas	18,049	6,882	3,580	7,587	11,166	190,787

Stillwater	5,578	996	1,576	3,006	4,582	228,418

Other [2]	3,866	1,026	744	2,096	2,840	12,424

Total gold interests	$159,522	$42,759	$39,073	$77,690	$117,289	$3,458,162

Silver

Peñasquito	$40,223	$9,840	$7,490	$22,893	$30,383	$367,212

Antamina	21,661	4,264	10,873	6,524	17,397	657,937

Constancia	6,088	2,084	2,667	1,337	4,004	225,520

Other [3]	15,945	5,975	2,625	7,345	14,127	485,068

Total silver interests	$83,917	$22,163	$23,655	$38,099	$65,911	$1,735,737

Palladium
Stillwater	$11,350	$1,986	$2,113	$7,251	$9,364	$247,856

Cobalt

Voisey’s Bay	$-	$-	$-	$-	$-	$227,510

Total mineral stream interests	$254,789	$66,908	$64,841	$123,040	$192,564	$5,669,265
Other

General and administrative				$(13,181)	$(10,732)

Finance costs				(7,118)	(8,110)

Other				597	3,777

Income tax				(8,442)	89

Total other				$(28,144)	$(14,976)	$407,676

Consolidated				$94,896	$177,588	$6,076,941

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)

Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating 777 and Minto gold interests and the non-operating Rosemont gold interest.

3)

Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Aljustrel, Neves-Corvo, Minto, and 777 silver interests and the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

			Carrying Amount at March 31, 2021
(in thousands)	Sales: Three Months Ended Mar 31, 2021		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$20,876	6%	$324,762	$28,382	$-	$225,348	$578,492	10%

United States	17,796	5%	223,090	566	239,118	-	462,774	8%

Mexico	80,666	25%	178,889	492,528	-	-	671,417	12%

Europe

Greece	2,941	1%	-	-	-	-	-	0%

Portugal	12,802	4%	-	19,929	-	-	19,929	0%

Sweden	7,444	2%	-	32,565	-	-	32,565	1%

South America

Argentina/Chile [1]	-	0%	-	253,514	-	-	253,514	5%

Argentina	-	0%	-	10,889	-	-	10,889	0%

Chile	-	0%	65	-	-	-	65	0%

Brazil	92,356	28%	2,490,128	-	-	-	2,490,128	45%

Peru	89,238	29%	105,041	943,169	-	-	1,048,210	19%
Colombia	-	0%	-	381	-	-	381	0%

Consolidated	$324,119	100%	$3,321,975	$1,781,923	$239,118	$225,348	$5,568,364	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

			Carrying Amount at March 31, 2020
(in thousands)	Sales: Three Months Ended Mar 31, 2020		Gold Interests	Silver Interests	Palladium Interests	Cobalt Interests	Total

North America

Canada	$12,238	5%	$352,475	$31,956	$-	$227,510	$611,941	11%

United States	16,928	7%	228,418	566	247,856	-	476,840	8%

Mexico	58,919	22%	190,787	368,520	-	-	559,307	10%

Europe

Greece	2,223	1%	-	428	-	-	428	0%

Portugal	5,096	2%	-	21,072	-	-	21,072	0%

Sweden	7,092	3%	-	34,487	-	-	34,487	1%

South America

Argentina/Chile [1]	-	0%	-	264,403	-	-	264,403	5%

Brazil	119,094	47%	2,577,202	-	-	-	2,577,202	45%

Peru	33,199	13%	109,280	1,014,305	-	-	1,123,585	20%

Consolidated	$254,789	100%	$3,458,162	$1,735,737	$247,856	$227,510	$5,669,265	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2021 (US Dollars)

27.	Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.13 per common share for the duration of 2021. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 6, 2021, the Board of Directors declared a dividend in the amount of $0.14 per common share, with this dividend being payable to shareholders of record on May 21, 2021 and is expected to be distributed on or about June 3, 2021. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2021 FIRST QUARTER REPORT [83]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	AST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM
London Stock Exchange: LSE	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
GEORGE BRACK	TF: 1 800 380 8687
JOHN BROUGH	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

Wheaton Precious Metals Corp.
Suite 3500 – 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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